
統一企業公司

UNI-PRESIDENT ENTERPRISES CORP.

May 7, 2003

03 MAY 13 AM 7:21

File No. 82-3424

Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, NW
Washington, DC 20549
U.S.A



03050842

RE: Uni-President Enterprises Corp.
Exemption No. 82-3424

SUPPL

Dear Sir,

Pursuant to the Company's exemption from registration under the Securities Exchange Act of 1934, we would like to present the Notice of General Meeting of Shareholders as attached.

Regards,

PROCESSED
JUN 03 2003
THOMSON FINANCIAL

Jeff Cheng
Financial Planning Division
Uni-President Enterprises Corp.

dlw 5/29

UNI-President Enterprises Corp.
301, Chung Chen Road
Yan Harng, Yeong Kang City
Tainan, Taiwan, Rep. of China

Tel:(06)2532121 (60 lines)
Telex:71348 PRESIT
Cable:'PRESIDENT' TAINAN
Fax:(06)253-2661

Taipei Office:
11F~14F, 8 Tung Shing Rd.
Sung Shan District, Taipei 105
Taiwan, R.O.C.

Tel:(02)27478088
Telex:23135 PRENTECO
Cable:'PRENTECO' TAIPEI
Fax:(02)27478077

UNI-PRESIDENT ENTERPRISES CORPORATION

Incorporated with limited liability in the Taiwan, Republic of China

Notice of General Meeting of Shareholders

This is the Public Notice of 2003 Annual General Meeting of Shareholders of Uni-President Enterprises Corporation (Abbr. "PEC"). Reference No.: (92)Tung-Chi-Dung 920001, April 9, 2003.

PEC will hold its 2003 Annual General Meeting of Shareholders at 9:00 a.m. on Friday, June 27, 2003, at the PEC Corporate Head Quarter in Tainan, Taiwan, Republic of China.

Ⅰ. Meeting Agenda:

1. Report on business operation in 2002.
2. Report on operation results and supervisors' report in 2002.
3, Report on the amounts of endorsement and guaranty for business related companies.
4. Report on recalling status of PEC treasury stock.
5. Report on cancellation of treasury stock and capital decreasing.
6. Proposal for revised "Handling Procedure for Acquiring or Disposing of Assets".
7. Proposal for revised "Procedure Governing the Lending of Capital to Others".
8. Proposal for acceptance of financial statements in 2002.
9. Proposal for revised "Procedure Governing Endorsements and/or Guarantees".
10. Proposal for earnings distribution of 2002.
11. Proposal for increasing indirect-investment in Mainland China.
12. Proposal for amendment " Memorandum and Articles of Association of PEC".
13. Other Proposals.

Ⅱ. **Proposal for Earnings Distribution of 2002**, had been resolved by the Board of Directors:

1. NT$ 0.35 cash dividend will be distributed per share. The execution date for such distribution will be announced after the approval of General Meeting of Shareholders.

Ⅲ. The Date for Stock Ownership Transfer Halt：

According to the Regulation #165 of the Corporate Law of ROC, the ownership transfer of all PEC Common Shares will be halted between April 29 and June 27, 2003.

From: The Board of Directors of UNI-PRESIDENT ENTERPRISES CORPORATION

No. 82-3424

03 MAY 13 AM 7:21

May 6, 2003

Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Attention: Division of Corporation Finance
Office of International Corporate Finance

RE: Uni-President Enterprises Corp. (SEC File No.82-3424)
Information furnished Pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934

Dear Sirs,

Pursuant to the Rule 12g3-2(b) (1) (iii) under the United States Securities Exchange Act of 1934 (the "Act"), enclosed please find the following information:

The following reports of Uni-President Enterprises Corp.'s, one for each, in submission to the ROC SEC as publicly announced in newspapers or else are enclosed:

- **Monthly (From Jan., 2003 to Mar., 2003) basic data and operation statements**
- **Monthly (From Jan., 2003 to Mar., 2003) reports on changes in shareholding and creation and release of pledges of Common Shares**
- **Material information from Jan., 2003 to Mar., 2003**

If you have any questions with regard to this information, please feel free to contact the undersigned person (Tel: +886-6-2532121; Fax: +886-6-2536614).

Very truly yours,



Jeff Cheng
Manager
Financial Planning Division
Uni-President Enterprises Corp.

cc: Mr. Stephen Grant, Sullivan & Cromwell

(Enclosures)

File No. 82-3424

Monthly Reports on Changes in
Shareholding and Creation and Release
of Pledges of Common Shares Held by Directors,
Supervisors, Managers and 10% Shareholders

Uni-President Enterprises Corp.'s letter to the ROC SEC reporting
acquisitions and disposals of Common Shares and changes in
creation and release of pledge of common shares in Jan., 2003

Date: Feb. 21, 2003

Changes in Creation and Release of Pledges: none

Acquisitions and disposals of Common Shares

		Number of Common Shares Held				
Title	Name	the date of Appointment	Dec., 2002 Ending	+/- in this month	Jan., 2003 Ending	Note
Chairman	Giant Attempt Ltd.	30,090,824	30,320,314	-180,000	30,140,314	
Director	San Hsin Spinning Co.	19,457,644	18,680,649	-171,000	18,509,649	
	Wu, Ying Jen	8,022,861	7,180,677	-130,000	7,050,677	

File No. 82-3424

UNI-PRESIDENT ENTERPRISES CORP.
Public announcement of Jan., 2003
Business volumes, endorsement amounts, and capital loan amounts

Unit: NT$1,000	2003	2002	Increased/ Decreased Amount	Rate of Increased/ Decrease %
Total Invoice Amount:				
Jan.	3,547,924	3,037,647	510,277	16.80
Jan. - Jan.	3,547,924	3,037,647	510,277	16.80
Operating Revenue:				
Jan.	3,232,147	2,755,998	476,149	17.28
Jan. - Jan.	3,232,147	2,755,998	476,149	17.28

Loan to other party:	The Company	Subsidiaries
This month:	0	868,683
Last month:	0	967,580
Limit of loan to third-party:	16,111,286	15,255,064

	Increased/ Decreased Amount	Year-to-Date	Limit of Endorsement Amount
Endorsement Amount			
The Company:	183,049	25,706,258	40,278,214
Subsidiaries:	9,754	1,507,387	22,725,892
Endorsement Year-to-Date Balance			
The Company to Subsidiaries:	-	24,764,658	-
Subsidiaries to The Company:	-	4,000	-
Endorsement Year-to-Date Balance			
The Company to Corp. of PRC	0	0	-
Subsidiaries to Corp. of PRC	-52,476	767,064	-

UNI-PRESIDENT ENTERPRISES CORP.
Itemized Report on the Amount of Operating Revenue of Jan., 2003

Unit: NT$ 1

Items	Products	Monthly Amount	Note
(1)	Animal Feeds & Commodity	789,721,000	
(2)	Dairy Products	674,638,000	
(3)	Instant Noodles & Frozen Foods	604,378,000	
(4)	Beverages	504,635,000	
(5)	Edible Oil	269,230,000	
(6)	Soy sauce & Meats	235,074,000	
(7)	Bakery Products	192,018,000	
(8)	Flour	91,285,000	
(9)	Healthy Foods	48,722,000	
(10)	Import Goods	17,291,000	
Others	Others	15,134,000	
minus:	Sales Discount & Return Allowance	209,979,000	
TOTAL	Total Operating Revenue	3,232,147,000	

Notes : Items are listed by descending order of monthly amount, except the others and "minus" item.

UNI-PRESIDENT ENTERPRISES CORP.
Public Announcement of Jan., 2003
for Financial Derivatives Trading Information

Conducted in compliance with PEC's regulation of financial derivatives trading together with by-law of Securities Trading, and the purpose is not for transaction.

in million NTD

To avoid risk in holding assets and liabilities:		To avoid expected transaction risk:	
Amount of hedged assets and liabilities in hands	None	Expected Amount in hedging transactions:	None
Type of financial derivatives trading: *	None	Types of financial derivatives trading: *	None
Recognized Amount of clearly deferred hedging	None	Recognized Amount of clearly deferred hedging	None

* Type of Financial derivatives: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others

PRESIDENT INTERNATIONAL TRADE & INVESTMENT CORP.
Public Announcement of Jan., 2003
for Financial Derivatives Trading Information

Conducted in compliance with PEC's regulation of financial derivatives trading together with by-law of Securities Trading, and the purpose is not for transaction.

in million NTD

To avoid risk in holding assets and liabilities:		To avoid expected transaction risk:	
Amount of hedged assets and liabilities in hands	None	Expected Amount in hedging transactions:	1,401
Type of financial derivatives trading: *	None	Types of financial derivatives trading: *	[4]
Recognized Amount of clearly deferred hedging	None	Recognized Amount of clearly deferred hedging	-31

* Type of Financial derivatives: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others

KAI YU (BVI) INVESTMENT CO., LTD.
Public Announcement of Jan., 2003
for Financial Derivatives Trading Information

Conducted in compliance with PEC's regulation of financial derivatives trading together with by-law of Securities Trading, and the purpose is not for transaction.

in million NTD

To avoid risk in holding assets and liabilities:		To avoid expected transaction risk:	
Amount of hedged assets and liabilities in hands	None	Expected Amount in hedging transactions:	685
Type of financial derivatives trading: *	None	Types of financial derivatives trading: *	[2], [4]
Recognized Amount of clearly deferred hedging	None	Recognized Amount of clearly deferred hedging	-32

* Type of Financial derivatives: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others

CAYMAN PRESIDENT HOLDINGS LIMITED
Public Announcement of Jan., 2003
for Financial Derivatives Trading Information

Conducted in compliance with PEC's regulation of financial derivatives trading together with by-law of Securities Trading, and the purpose is not for transaction.

in million NTD

To avoid risk in holding assets and liabilities:		To avoid expected transaction risk:	
Amount of hedged assets and liabilities in hands	None	Expected Amount in hedging transactions:	1,735
Type of financial derivatives trading: *	None	Types of financial derivatives trading: *	[4]
Recognized Amount of clearly deferred hedging	None	Recognized Amount of clearly deferred hedging	-84

* Type of Financial derivatives: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others

PRESIDENT PHARMACEAUTICAL CORP.
Public Announcement of Jan., 2003
for Financial Derivatives Trading Information

Conducted in compliance with PEC's regulation of financial derivatives trading together with by-law of Securities Trading, and the purpose is not for transaction.

in million NTD

To avoid risk in holding assets and liabilities:		To avoid expected transaction risk:	
Amount of hedged assets and liabilities in hands	None	Expected Amount in hedging transactions:	20
Type of financial derivatives trading: *	None	Types of financial derivatives trading: *	[3]
Recognized Amount of clearly deferred hedging	None	Recognized Amount of clearly deferred hedging	None

* Type of Financial derivatives: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others

CAYMAN PRESIDENT HOLDINGS LIMITED
Balance of Third-party Loan of Jan., 2003

Unit: USD 1,000

	LAST MONTH						THIS MONTH					
	BALANCE						BALANCE					
Company Name	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee
Prospect Top Developments Ltd.	7,326	7,326	7,326			None	7,326	7,326	7,326			None
TOTAL	7,326	7,326	7,326				7,326	7,326	7,326			

Notes : 1. Limit of third-party loan amounts : USD 100 million
2. Limit of third-party loan amounts offered solely to an enterprise: USD 80 million
3. Equity amounts: at the year ended 2001.12 is USD 14,301 thousands

PRESIDENT (B.V.I.) INTERNATIONAL INVESTMENT HOLDINGS LTD.
Balance of Third-party Loan of Jan., 2003

Unit: USD 1,000

	LAST MONTH						THIS MONTH					
	BALANCE						BALANCE					
Company Name	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee
Xiang Lu Industries Limited (HK)	8,509	8,509	8,509	One Year	None	None	8,509	8,509	8,509	1 Year	None	None
TOTAL	8,509	8,509	8,509				8,509	8,509	8,509			

Notes : 1. Limit of third-party loan amounts : USD 100 million
2. Limit of third-party loan amounts offered solely to an enterprise: USD 80 million
3. Equity amounts: at the year ended 2001. 12 is USD 145,073 thousands

CAYMAN NANLIEN HOLDINGS LIMITED
Balance of Third-party Loan of Jan., 2003

Unit: USD 1,000

	LAST MONTH						THIS MONTH					
	BALANCE						BALANCE					
Company Name	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee
Nella Ltd.	2,882	2,382	2,382		None	None	3,382	2,382	3,382		None	None
TOTAL	2,882	2,382	2,382				3,382	2,382	3,382			

Notes : 1. Limit of third-party loan amounts : NTD 300 million
2. Limit of third-party loan amounts offered solely to an enterprise: NTD 200 million
3. Equity amounts: at the year ended 2001. 12 is USD 3,150 thousands

PRESIDENT INTERNATIONAL TRADE & INVESTMENT CORP.
Balance of Third-party Loan of Jan., 2003

Unit: USD 1,000

	LAST MONTH						THIS MONTH					
	BALANCE						BALANCE					
Company Name	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee
Hong Kong Presidnet Holdings Co., Ltd.	-	-	-	One Year	None	None	-	-	-	One Year	None	None
Kai Yu (BVI) Investment Co., Ltd.	80	80	80		None	None	850	80	850		None	None
TOTAL	80	80	80				850	80	850			

Notes : 1. Limit of third-party loan amounts : USD 100 million
2. Limit of third-party loan amounts offered solely to an enterprise: USD 80 million
3. Equity amounts: at the year ended 2001. 12 is USD 38,416 thousands

PRESIDENT ASIAN ENTERPRISES INC.
Balance of Third-party Loan of Jan., 2003

Unit: CAD 1,000

	LAST MONTH						THIS MONTH					
	BALANCE						BALANCE					
Company Name	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee
Tuo Gen Enterprises (Originally named "Tu Heh")	6,285	6,285	6,285	3 Years	0~7.06%	Yes	6,285	1,780	1,780	3 Years	0~7.06%	Yes
TOTAL	6,285	6,285	6,285				6,285	1,780	1,780			

Notes : 1. Limit of third-party loan amounts : CAD 20 million
2. Limit of third-party loan amounts offered solely to an enterprise: CAD 10 million
3. Equity amounts: at the year ended 2001.12 is CAD1,483 thousands

PRESIDENT GLOBAL CORP.
Balance of Third-party Loan of Jan., 2003

Unit: USD 1,000

	LAST MONTH						THIS MONTH					
	BALANCE						BALANCE					
Company Name	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee
President East Co.	205	200	200	Demand Loan	5%		200	200	200	Demand Loan	5%	
Tungpec Inc.	40	40	40	Demand Loan	0%		40	40	40	Demand Loan	0%	
TOTAL	245	240	240				240	240	240			

Notes : 1. Limit of third-party loan amounts : USD 4 million
2. Limit of third-party loan amounts offered solely to an enterprise: USD 3 million
3. Equity amounts: at the year ended 2001.12 is USD 11,030 thousands

NELLA LIMITED
Balance of Third-party Loan of Jan., 2003

Unit: HKD 1,000

	LAST MONTH						THIS MONTH					
	BALANCE						BALANCE					
Company Name	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee
Prospect Top Developments Ltd.	25,493	25,493	25,493			None	25,493	25,493	25,493			None
Tunnel Ltd.	78	78	78			None	78	78	78			None
Tunnel88	1,669	312	1,669			None	1,669	1,669	1,669			
TOTAL	27,240	25,883	27,240				27,240	27,240	27,240			

Notes : 1. Limit of third-party loan amounts : NTD 300 millions
2. Limit of third-party loan amounts offered solely to an enterprise: NTD 200 millions
3. Equity amounts: at the year ended 2001. 12 is HKD -3,352 thousands

RFM President Enterprises Corp.
Balance of Third-party Loan of Jan., 2003

Unit: PESO 1,000

	LAST MONTH						THIS MONTH					
	BALANCE						BALANCE					
Company Name	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee
RFM President Land Corp.	45,650	45,650	45,650	5years	7%	None	45,650	45,650	45,650	5years	7%	None
TOTAL	45,650	45,650	45,650				45,650	45,650	45,650			

Notes : 1. Limit of third-party loan amounts : 40% of the company's net worth
2. Limit of third-party loan amounts offered solely to an enterprise: PESO 80 millions
3. Equity amounts: at the year ended 2001. 12 is PESO 171,591 thousands

File No. 82-3424

Monthly Reports on Changes in
Shareholding and Creation and Release
of Pledges of Common Shares Held by Directors,
Supervisors, Managers and 10% Shareholders

Uni-President Enterprises Corp.'s letter to the ROC SEC reporting
acquisitions and disposals of Common Shares and changes in
creation and release of pledge of common shares in Feb., 2003

Date: Mar. 21, 2003

Changes in Creation and Release of Pledges: none

Acquisitions and disposals of Common Shares

		Number of Common Shares Held				
Title	Name	the date of Appointment	Jan., 2003 Ending	+/- in this month	Feb., 2003 Ending	Note
Chairman	Giant Attempt Ltd.	30,090,824	30,140,314	-160,000	29,980,314	
Director	San Hsin Spinning Co.	19,457,644	18,509,649	-144,000	18,365,649	
	Wu, Ying Jen	8,022,861	7,050,677	-160,000	6,890,677	

File No. 82-3424

UNI-PRESIDENT ENTERPRISES CORP.
Public announcement of Feb., 2003
Business volumes, endorsement amounts, and capital loan amounts

Unit: NT$1,000	2003	2002	Increased/ Decreased Amount	Rate of Increased/ Decrease %
Total Invoice Amount:				
Feb.	2,648,171	2,468,737	179,434	7.27
Jan. - Feb.	6,196,095	5,506,384	689,711	12.53
Operating Revenue:				
Feb.	2,383,747	2,230,599	153,148	6.87
Jan. - Feb.	5,615,894	4,986,597	629,297	12.62

Loan to other party:	The Company	Subsidiaries
This month:	0	900,261
Last month:	0	868,683
Limit of loan to third-party:	16,111,286	15,255,064

	Increased/ Decreased Amount	Year-to-Date	Limit of Endorsement Amount
Endorsement Amount			
The Company:	145,918	25,852,176	40,278,214
Subsidiaries:	-52,099	1,455,288	22,554,685
Endorsement Year-to-Date Balance			
The Company to Subsidiaries:	-	24,910,576	-
Subsidiaries to The Company:	-	4,000	-
Endorsement Year-to-Date Balance			
The Company to Corp. of PRC	0	0	-
Subsidiaries to Corp. of PRC	-14,844	752,220	-

UNI-PRESIDENT ENTERPRISES CORP.
Itemized Report on the Amount of Operating Revenue of Feb., 2003

Unit: NT$ 1

Items	Products	Monthly Amount	Note
(1)	Dairy Products	635,789,000	
(2)	Animal Feeds & Commodity	576,718,000	
(3)	Beverages	370,041,000	
(4)	Instant Noodles & Frozen Foods	314,054,000	
(5)	Edible Oil	195,236,000	
(6)	Bakery Products	181,315,000	
(7)	Soy sauce & Meats	121,513,000	
(8)	Flour	71,420,000	
(9)	Healthy Foods	29,470,000	
(10)	Import Goods	14,422,000	
Others	Others	15,543,000	
minus:	Sales Discount & Return Allowance	141,774,000	
TOTAL	Total Operating Revenue	2,383,747,000	

Notes : Items are listed by descending order of monthly amount, except the others and "minus" item.

UNI-PRESIDENT ENTERPRISES CORP.
Public Announcement of Feb., 2003
for Financial Derivatives Trading Information

Conducted in compliance with PEC's regulation of financial derivatives trading together with by-law ofSecurities Trading, and the purpose is not for transaction.

in million NTD

To avoid risk in holding assets and liabilities:		To avoid expected transaction risk:	
Amount of hedged assets and liabilities in hands	None	Expected Amount in hedging transactions:	None
Type of financial derivatives trading: *	None	Types of financial derivatives trading: *	None
Recognized Amount of clearly deferred hedging	None	Recognized Amount of clearly deferred hedging	None

* Type of Financial derivatives: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others

PRESIDENT INTERNATIONAL TRADE & INVESTMENT CORP.
Public Announcement of Feb., 2003
for Financial Derivatives Trading Information

Conducted in compliance with PEC's regulation of financial derivatives trading together with by-law ofSecurities Trading, and the purpose is not for transaction.

in million NTD

To avoid risk in holding assets and liabilities:		To avoid expected transaction risk:	
Amount of hedged assets and liabilities in hands	None	Expected Amount in hedging transactions:	1,402
Type of financial derivatives trading: *	None	Types of financial derivatives trading: *	[4]
Recognized Amount of clearly deferred hedging	None	Recognized Amount of clearly deferred hedging	-35

* Type of Financial derivatives: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others

KAI YU (BVI) INVESTMENT CO., LTD.
Public Announcement of Feb., 2003
for Financial Derivatives Trading Information

Conducted in compliance with PEC's regulation of financial derivatives trading together with by-law ofSecurities Trading, and the purpose is not for transaction.

in million NTD

To avoid risk in holding assets and liabilities:		To avoid expected transaction risk:	
Amount of hedged assets and liabilities in hands	None	Expected Amount in hedging transactions:	685
Type of financial derivatives trading: *	None	Types of financial derivatives trading: *	[2], [4]
Recognized Amount of clearly deferred hedging	None	Recognized Amount of clearly deferred hedging	-67

* Type of Financial derivatives: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others

CAYMAN PRESIDENT HOLDINGS LIMITED
Public Announcement of Feb., 2003
for Financial Derivatives Trading Information

Conducted in compliance with PEC's regulation of financial derivatives trading together with by-law ofSecurities Trading, and the purpose is not for transaction.

in million NTD

To avoid risk in holding assets and liabilities:		To avoid expected transaction risk:	
Amount of hedged assets and liabilities in hands	None	Expected Amount in hedging transactions:	1,737
Type of financial derivatives trading: *	None	Types of financial derivatives trading: *	[4]
Recognized Amount of clearly deferred hedging	None	Recognized Amount of clearly deferred hedging	-80

* Type of Financial derivatives: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others

PRESIDENT PHARMACEAUTICAL CORP.
Public Announcement of Feb., 2003
for Financial Derivatives Trading Information

Conducted in compliance with PEC's regulation of financial derivatives trading together with by-law ofSecurities Trading, and the purpose is not for transaction.

in million NTD

To avoid risk in holding assets and liabilities:		To avoid expected transaction risk:	
Amount of hedged assets and liabilities in hands	None	Expected Amount in hedging transactions:	20
Type of financial derivatives trading: *	None	Types of financial derivatives trading: *	[3]
Recognized Amount of clearly deferred hedging	None	Recognized Amount of clearly deferred hedging	11

* Type of Financial derivatives: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others

CAYMAN PRESIDENT HOLDINGS LIMITED
Balance of Third-party Loan of Feb., 2003

Unit: USD 1,000

Company Name	LAST MONTH BALANCE Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee	THIS MONTH BALANCE Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee
Prospect Top Developments Ltd.	7,326	7,326	7,326			None	7,326	7,326	7,326			None
TOTAL	7,326	7,326	7,326				7,326	7,326	7,326			

Notes : 1. Limit of third-party loan amounts : USD 100 million
2. Limit of third-party loan amounts offered solely to an enterprise: USD 80 million
3. Equity amounts: at the year ended 2001.12 is USD 14,301 thousands

PRESIDENT (B.V.I.) INTERNATIONAL INVESTMENT HOLDINGS LTD.
Balance of Third-party Loan of Feb., 2003

Unit: USD 1,000

Company Name	LAST MONTH BALANCE Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee	THIS MONTH BALANCE Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee
Xiang Lu Industries Limited (HK)	8,509	8,509	8,509	One Year	None	None	8,509	8,509	8,509	1 Year	None	None
TOTAL	8,509	8,509	8,509				8,509	8,509	8,509			

Notes : 1. Limit of third-party loan amounts : USD 100 million
2. Limit of third-party loan amounts offered solely to an enterprise: USD 80 million
3. Equity amounts: at the year ended 2001. 12 is USD 145,073 thousands

CAYMAN NANLIEN HOLDINGS LIMITED
Balance of Third-party Loan of Feb., 2003

Unit: USD 1,000

Company Name	LAST MONTH BALANCE Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee	THIS MONTH BALANCE Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee
Nella Ltd.	3,382	2,382	3,382		None	None	3,526	3,382	3,526		None	None
TOTAL	3,382	2,382	3,382				3,526	3,382	3,526			

Notes : 1. Limit of third-party loan amounts : NTD 300 million
2. Limit of third-party loan amounts offered solely to an enterprise: NTD 200 million
3. Equity amounts: at the year ended 2002. 12 is USD 2,811 thousands

PRESIDENT INTERNATIONAL TRADE & INVESTMENT CORP.
Balance of Third-party Loan of Feb., 2003

Unit: USD 1,000

Company Name	LAST MONTH BALANCE Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee	THIS MONTH BALANCE Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee
Hong Kong Presidnet Holdings Co., Ltd.	-	-	-	One Year	None	None	-	-	-	One Year	None	None
Kai Yu (BVI) Investment Co., Ltd.	80	80	80		None	None	850	80	850		None	None
TOTAL	80	80	80				850	80	850			

Notes : 1. Limit of third-party loan amounts : USD 100 million
2. Limit of third-party loan amounts offered solely to an enterprise: USD 80 million
3. Equity amounts: at the year ended 2001. 12 is USD 38,416 thousands

PRESIDENT ASIAN ENTERPRISES INC.
Balance of Third-party Loan of Feb., 2003

Unit: CAD 1,000

	LAST MONTH						THIS MONTH					
	BALANCE						BALANCE					
Company Name	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee
Tuo Gen Enterprises (Originally named "Tu Heh")	6,285	6,285	6,285	3 Years	0~7.06%	Yes	6,285	1,780	1,780	3 Years	0~7.06%	Yes
TOTAL	6,285	6,285	6,285				6,285	1,780	1,780			

Notes : 1. Limit of third-party loan amounts : CAD 20 million
2. Limit of third-party loan amounts offered solely to an enterprise: CAD 10 million
3. Equity amounts: at the year ended 2001.12 is CAD1,483 thousands

PRESIDENT GLOBAL CORP.
Balance of Third-party Loan of Feb., 2003

Unit: USD 1,000

	LAST MONTH						THIS MONTH					
	BALANCE						BALANCE					
Company Name	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee
President East Co.	200	200	200	Demand Loan	5%		200	200	200	Demand Loan	5%	
Tungpec Inc.	40	40	40	Demand Loan	0%		40	40	40	Demand Loan	0%	
TOTAL	240	240	240				240	240	240			

Notes : 1. Limit of third-party loan amounts : USD 4 million
2. Limit of third-party loan amounts offered solely to an enterprise: USD 3 million
3. Equity amounts: at the year ended 2002.12 is USD 11,051 thousands

NELLA LIMITED
Balance of Third-party Loan of Feb., 2003

Unit: HKD 1,000

	LAST MONTH						THIS MONTH					
	BALANCE						BALANCE					
Company Name	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee
Prospect Top Developments Ltd.	25,493	25,493	25,493			None	25,493	25,493	25,493			None
Tunnel Ltd.	78	78	78			None	78	78	78			None
Tunnel88	1,669	312	1,669			None	1,669	1,669	1,669			None
TOTAL	27,240	25,883	27,240				27,240	27,240	27,240			

Notes : 1. Limit of third-party loan amounts : NTD 300 millions
2. Limit of third-party loan amounts offered solely to an enterprise: NTD 200 millions
3. Equity amounts: at the year ended 2002. 12 is HKD -31,665 thousands

RFM President Enterprises Corp.
Balance of Third-party Loan of Feb., 2003

Unit: PESO 1,000

	LAST MONTH						THIS MONTH					
	BALANCE						BALANCE					
Company Name	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee
RFM President Land Corp.	45,650	45,650	45,650	5years	7%	None	45,650	45,650	45,650	5years	7%	None
TOTAL	45,650	45,650	45,650				45,650	45,650	45,650			

Notes : 1. Limit of third-party loan amounts : 40% of the company's net worth
2. Limit of third-party loan amounts offered solely to an enterprise: PESO 80 millions
3. Equity amounts: at the year ended 2002. 12 is PESO 233,920 thousands

File No. 82-3424

Monthly Reports on Changes in
Shareholding and Creation and Release
of Pledges of Common Shares Held by Directors,
Supervisors, Managers and 10% Shareholders

Uni-President Enterprises Corp.'s letter to the ROC SEC reporting
acquisitions and disposals of Common Shares and changes in
creation and release of pledge of common shares in Mar., 2003

Date: Apr. 21, 2003

Changes in Creation and Release of Pledges: none

Acquisitions and disposals of Common Shares

Title	Name	Number of Common Shares Held				Note
		the date of Appointment	Feb., 2003 Ending	+/- in this month	Mar., 2003 Ending	
Chairman	Giant Attempt Ltd.	30,090,824	2,980,314	-10,000	2,970,314	
Director	San Hsin Spinning Co.	19,457,644	18,365,649	-9,000	18,356,649	
	Wu, Ying Jen	8,022,861	6,890,677	-10,000	6,880,677	

File No. 82-3424

UNI-PRESIDENT ENTERPRISES CORP.
Public announcement of Mar., 2003
Business volumes, endorsement amounts, and capital loan amounts

Unit: NT$1,000	2003	2002	Increased/ Decreased Amount	Rate of Increased/ Decrease %
Total Invoice Amount:				
Mar.	3,372,819	3,294,527	78,292	2.38
Jan. - Mar.	9,568,914	8,800,911	768,003	8.73
Operating Revenue:				
Mar.	2,947,048	2,753,598	193,450	7.03
Jan. - Mar.	8,562,942	7,740,195	822,747	10.63

Loan to other party:		The Company	Subsidiaries
	This month:	0	901,876
	Last month:	0	900,261
	Limit of loan to third-party:	16,111,286	15,286,696

	Increased/ Decreased Amount	Year-to-Date	Limit of Endorsement Amount
Endorsement Amount			
The Company:	227,695	26,079,871	40,278,214
Subsidiaries:	-51,423	1,403,865	22,554,432
Endorsement Year-to-Date Balance			
The Company to Subsidiaries:	-	25,138,612	-
Subsidiaries to The Company:	-	4,000	-
Endorsement Year-to-Date Balance			
The Company to Corp. of PRC	0	0	-
Subsidiaries to Corp. of PRC	-58,515	693,705	-

UNI-PRESIDENT ENTERPRISES CORP.
Itemized Report on the Amount of Operating Revenue of Mar., 2003

Unit: NT$ 1

Items	Products	Monthly Amount	Note
(1)	Dairy Products	753,893,000	
(2)	Animal Feeds & Commodity	732,060,000	
(3)	Beverages	460,515,000	
(4)	Instant Noodles & Frozen Foods	394,329,000	
(5)	Edible Oil	269,125,000	
(6)	Bakery Products	209,390,000	
(7)	Soy sauce & Meats	154,447,000	
(8)	Flour	86,916,000	
(9)	Healthy Foods	42,647,000	
(10)	Import Goods	17,564,000	
Others	Others	32,239,000	
minus:	Sales Discount & Return Allowance	206,077,000	
TOTAL	Total Operating Revenue	2,947,048,000	

Notes : Items are listed by descending order of monthly amount, except the others and "minus" item.

UNI-PRESIDENT ENTERPRISES CORP.
Public Announcement of Mar., 2003
for Financial Derivatives Trading Information

Conducted in compliance with PEC's regulation of financial derivatives trading together with by-law ofSecurities Trading, and the purpose is not for transaction.

in million NTD

To avoid risk in holding assets and liabilities:		To avoid expected transaction risk:	
Amount of hedged assets and liabilities in hands	None	Expected Amount in hedging transactions:	1,800
Type of financial derivatives trading: *	None	Types of financial derivatives trading: *	[4]
Recognized Amount of clearly deferred hedging	None	Recognized Amount of clearly deferred hedging	11

* Type of Financial derivatives: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others

PRESIDENT INTERNATIONAL TRADE & INVESTMENT CORP.
Public Announcement of Mar., 2003
for Financial Derivatives Trading Information

Conducted in compliance with PEC's regulation of financial derivatives trading together with by-law ofSecurities Trading, and the purpose is not for transaction.

in million NTD

To avoid risk in holding assets and liabilities:		To avoid expected transaction risk:	
Amount of hedged assets and liabilities in hands	None	Expected Amount in hedging transactions:	1,403
Type of financial derivatives trading: *	None	Types of financial derivatives trading: *	[4]
Recognized Amount of clearly deferred hedging	None	Recognized Amount of clearly deferred hedging	-35

* Type of Financial derivatives: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others

KAI YU (BVI) INVESTMENT CO., LTD.
Public Announcement of Mar., 2003
for Financial Derivatives Trading Information

Conducted in compliance with PEC's regulation of financial derivatives trading together with by-law ofSecurities Trading, and the purpose is not for transaction.

in million NTD

To avoid risk in holding assets and liabilities:		To avoid expected transaction risk:	
Amount of hedged assets and liabilities in hands	None	Expected Amount in hedging transactions:	685
Type of financial derivatives trading: *	None	Types of financial derivatives trading: *	[2], [4]
Recognized Amount of clearly deferred hedging	None	Recognized Amount of clearly deferred hedging	-173

* Type of Financial derivatives: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others

CAYMAN PRESIDENT HOLDINGS LIMITED
Public Announcement of Mar., 2003
for Financial Derivatives Trading Information

Conducted in compliance with PEC's regulation of financial derivatives trading together with by-law ofSecurities Trading, and the purpose is not for transaction.

in million NTD

To avoid risk in holding assets and liabilities:		To avoid expected transaction risk:	
Amount of hedged assets and liabilities in hands	None	Expected Amount in hedging transactions:	1,738
Type of financial derivatives trading: *	None	Types of financial derivatives trading: *	[4]
Recognized Amount of clearly deferred hedging	None	Recognized Amount of clearly deferred hedging	-79

* Type of Financial derivatives: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others

PRESIDENT PHARMACEAUTICAL CORP.
Public Announcement of Mar., 2003
for Financial Derivatives Trading Information

Conducted in compliance with PEC's regulation of financial derivatives trading together with by-law ofSecurities Trading, and the purpose is not for transaction.

in million NTD

To avoid risk in holding assets and liabilities:		To avoid expected transaction risk:	
Amount of hedged assets and liabilities in hands	None	Expected Amount in hedging transactions:	20
Type of financial derivatives trading: *	None	Types of financial derivatives trading: *	[3]
Recognized Amount of clearly deferred hedging	None	Recognized Amount of clearly deferred hedging	None

* Type of Financial derivatives: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others

CAYMAN PRESIDENT HOLDINGS LIMITED
Balance of Third-party Loan of Mar., 2003

Unit: USD 1,000

Company Name	LAST MONTH BALANCE Highest	Lowest	End of this Month	Duration	Rate %	Guarantee	THIS MONTH BALANCE Highest	Lowest	End of this Month	Duration	Rate %	Guarantee
Prospect Top Developments Ltd.	7,326	7,326	7,326			None	7,326	7,326	7,326			None
TOTAL	7,326	7,326	7,326				7,326	7,326	7,326			

Notes : 1. Limit of third-party loan amounts : USD 100 million
2. Limit of third-party loan amounts offered solely to an enterprise: USD 80 million
3. Equity amounts: at the year ended 2001.12 is USD 14,301 thousands

PRESIDENT (B.V.I.) INTERNATIONAL INVESTMENT HOLDINGS LTD.
Balance of Third-party Loan of Mar., 2003

Unit: USD 1,000

Company Name	LAST MONTH BALANCE Highest	Lowest	End of this Month	Duration	Rate %	Guarantee	THIS MONTH BALANCE Highest	Lowest	End of this Month	Duration	Rate %	Guarantee
Xiang Lu Industries Limited (HK)	8,509	8,509	8,509	One Year	None	None	8,509	8,509	8,509	1 Year	None	None
TOTAL	8,509	8,509	8,509				8,509	8,509	8,509			

Notes : 1. Limit of third-party loan amounts : USD 100 million
2. Limit of third-party loan amounts offered solely to an enterprise: USD 80 million
3. Equity amounts: at the year ended 2001. 12 is USD 145,073 thousands

CAYMAN NANLIEN HOLDINGS LIMITED
Balance of Third-party Loan of Mar., 2003

Unit: USD 1,000

Company Name	LAST MONTH BALANCE Highest	Lowest	End of this Month	Duration	Rate %	Guarantee	THIS MONTH BALANCE Highest	Lowest	End of this Month	Duration	Rate %	Guarantee
Nella Ltd.	3,382	2,382	3,382		None	None	3,526	3,382	3,526		None	None
TOTAL	3,382	2,382	3,382				3,526	3,382	3,526			

Notes : 1. Limit of third-party loan amounts : NTD 300 million
2. Limit of third-party loan amounts offered solely to an enterprise: NTD 200 million
3. Equity amounts: at the year ended 2002. 12 is USD 2,811 thousands

PRESIDENT INTERNATIONAL TRADE & INVESTMENT CORP.
Balance of Third-party Loan of Mar., 2003

Unit: USD 1,000

Company Name	LAST MONTH BALANCE Highest	Lowest	End of this Month	Duration	Rate %	Guarantee	THIS MONTH BALANCE Highest	Lowest	End of this Month	Duration	Rate %	Guarantee
Hong Kong Presidnet Holdings Co., Ltd.	-	-	-	One Year	None	None	-	-	-	One Year	None	None
Kai Yu (BVI) Investment Co., Ltd.	80	80	80		None	None	80	80	80		None	None
TOTAL	80	80	80				80	80	80			

Notes : 1. Limit of third-party loan amounts : USD 100 million
2. Limit of third-party loan amounts offered solely to an enterprise: USD 80 million
3. Equity amounts: at the year ended 2001. 12 is USD 38,416 thousands

PRESIDENT ASIAN ENTERPRISES INC.
Balance of Third-party Loan of Mar., 2003

Unit: CAD 1,000

Company Name	LAST MONTH BALANCE Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee	THIS MONTH BALANCE Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee
Tuo Gen Enterprises (Originally named "Tu Heh")	6,285	1,780	1,780	3 Years	0~7.06%	Yes	1,780	1,780	1,780	3 Years	0~7.06%	Yes
TOTAL	6,285	1,780	1,780				1,780	1,780	1,780			

Notes : 1. Limit of third-party loan amounts : CAD 20 million
2. Limit of third-party loan amounts offered solely to an enterprise: CAD 10 million
3. Equity amounts: at the year ended 2001.12 is CAD1,483 thousands

PRESIDENT GLOBAL CORP.
Balance of Third-party Loan of Mar., 2003

Unit: USD 1,000

Company Name	LAST MONTH BALANCE Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee	THIS MONTH BALANCE Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee
President East Co.	200	200	200	Demand Loan	5%		200	200	200	Demand Loan	5%	
Tungpec Inc.	40	40	40	Demand Loan	0%		40	40	40	Demand Loan	0%	
TOTAL	240	240	240				240	240	240			

Notes : 1. Limit of third-party loan amounts : USD 4 million
2. Limit of third-party loan amounts offered solely to an enterprise: USD 3 million
3. Equity amounts: at the year ended 2002.12 is USD 11,051 thousands

NELLA LIMITED
Balance of Third-party Loan of Mar., 2003

Unit: HKD 1,000

Company Name	LAST MONTH BALANCE Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee	THIS MONTH BALANCE Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee
Prospect Top Developments Ltd.	25,493	25,493	25,493			None	25,493	25,493	25,493		7%	None
Tunnel Ltd.	78	78	78			None	78	78	78			None
Tunnel88	1,669	1,669	1,669			None	1,669	1,669	1,669			
TOTAL	27,240	27,240	27,240				27,240	27,240	27,240			

Notes : 1. Limit of third-party loan amounts : NTD 300 millions
2. Limit of third-party loan amounts offered solely to an enterprise: NTD 200 millions
3. Equity amounts: at the year ended 2002. 12 is HKD -31,665 thousands

RFM President Enterprises Corp.
Balance of Third-party Loan of Mar., 2003

Unit: PESO 1,000

Company Name	LAST MONTH BALANCE Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee	THIS MONTH BALANCE Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee
RFM President Land Corp.	45,650	45,650	45,650	5years	7%	None	45,650	45,650	45,650	5years	7%	None
TOTAL	45,650	45,650	45,650				45,650	45,650	45,650			

Notes : 1. Limit of third-party loan amounts : 40% of the company's net worth
2. Limit of third-party loan amounts offered solely to an enterprise: PESO 80 millions
3. Equity amounts: at the year ended 2002. 12 is PESO 234,102 thousands





Today's Information

Historical Information

Provided by: UNI-PRESIDENT ENTERPRISES CORP.

Announcement Date	Time	Subject	
2003/01/03	16:48:23	Declaring the related information of our companp' s investment in mainland china	More>>
2003/01/06	13:50:25	Declaring subsidiary-"President Asian Enterprises Inc. " acquires Units of President Canada Income Properties Real Estate Investment Trust	More>>
2003/01/07	16:07:15	Declaring subsidiary-"President International Development Corp." disposals home run bond fund of PITC	More>>
2003/01/09	14:34:13	Announcing PEC acquires common stock of Tonpal Optoelectronics Inc.	More>>
2003/01/09	14:34:48	Declaring subsidiary-"Uni-President Auto Accessories Corp." acquires common stock of Tonpal Optoelectronics Inc.	More>>
2003/01/09	14:35:23	Declaring subsidiary-"President International Development Corp." disposals common stock of ETERNAL CHEMICAL CO., LTD.	More>>
2003/01/09	16:26:44	Declaring subsidiary-"KAI YU Investment Co.,Ltd. " Buys Asia Pacific bond fund	More>>
2003/01/09	18:07:42	Declaring PEC acquires TA CHONG GALLOP BOND FUND	More>>
2003/01/09	18:08:24	Declaring PEC acquires JAMES BOND FUND	More>>
2003/01/10	13:05:35	Declaring the company name of the party for whom the endorsement and/or guarantee amount reaches NT$100 million or more as follows:	More>>
2003/01/13	14:59:29	Declaring the related information of our companp' s investment in mainland china	More>>
2003/01/13	16:23:40	Revised "Declaring the related information of our companp' s investment in Mainland China"	More>>
2003/01/16	14:33:54	Declaring subsidiary-"President Life Sciences Cayman Co., Ltd." acquires Preferred Shares of Z-kat,Inc.	More>>
2003/01/16	16:53:31	Declaring subsidiary-"President International Development Corp." disposals common stock of Taiwan Semiconductor Manufacturing Co., Ltd.	More>>
2003/01/17	16:48:57	Declaring subsidiary-"Uni-President Vender Corp. " disposals home run bond fund of PIDC	More>>
2003/01/22	13:32:00	Declaring the related information of our company's investment in mainland china	More>>
2003/01/22	13:32:22	Declaring the related information of our company's investment in mainland china	More>>
2003/01/23	14:02:42	Declaring subsidiary-"President International Development Corp." disposals home run bond fund of PITC	More>>
2003/01/27	16:55:06	Declaring the related information of our companp' s investment in mainland china	More>>
2003/01/28	17:32:59	Declaring PEC acquires TA CHONG GALLOP BOND FUND	More>>
2003/01/28	17:34:31	Declaring PEC acquires TA CHONG BOND FUND	More>>
2003/01/28	17:36:18	Declaring PEC acquires HOME RUN BOND FUND	More>>
2003/01/28	17:38:11	Declaring PEC acquires JAMES BOND FUND	More>>
2003/01/30	15:18:53	Declaring PEC disposes TA CHONG GALLOP BOND FUND	More>>
2003/01/30	15:19:08	Declaring PEC disposes TA CHONG BOND FUND	More>>
2003/01/30	15:19:19	Declaring PEC disposes HOME RUN BOND FUND	More>>
2003/01/30	15:19:38	Declaring PEC disposes JAMES BOND FUND	More>>
2003/01/30	15:19:58	Declaring subsidiary-"President International Development Corp." bought home run bond fund of PITC	More>>





Historical Information

Historical Information

Provided by: UNI-PRESIDENT ENTERPRISES CORP.

SEQ_NO	1	Date of announcement	2003/01/03	Time of announcement	16:48:23
Subject	Declaring the related information of ourcompanp' s investment in mainland china				
Date of events	2003/01/03	To which item it meets	article 2 paragraph 39		

Statement

1.Date of receipt of the Investment Commission approval letter:2003/01/03
2.Date of passage of the newly increased investment by the shareholders' meeting or board of directors (please note: " passed by the shareholders' meeting" or " passed by the board of directors"):2002/11/28
3.Investment amount passed by the shareholders' meeting or board of directors for the newly increased investment:Four million u.s dollars
4.Date approved by the Investment Commission for the newly increased investment:2002/12/30
5.Investment amount approved by the Investment Commission for the newly increased investment:Four million u.s dollars
6.Method for the newly increased investment:Through the invested industry in the third place of mainland china area，President Enterprises (china) Investment CO,LTD. reinvest Beijing President Enterprises Drinks & Food CO,LTD. with its investment revenue.
7.Company name of the mainland investee company of the newly increased investment:Beijing President Enterprises Drinks & Food CO,LTD.
8.Paid-in capital of the above-stated mainland investee company: 7.5million u.s dollars
9.Amount of the intended new capital increment:Four million u.s dollars
10.Principal business items of the mainland investee company:Manufacturing and selling of beverage
11.Net worth of the mainland investee company on the financial statement for the most recent fiscal year:90.48 million R.M.B dollars
12.Amount of profit/loss of the mainland investee company on the financial statement for the most recent fiscal year:28 million R.M.B dollars
13.Actual investment amount and shareholding ratio in the mainland investee company up to the present:7.5millionu.s dollars. shareholding ratio：100%
14.Total amount of investment (including the current investment) in the mainland area for which the Investment Commission has up to the present granted approval:351.66 million u.s dollars(This investment amount does not include the quota of our company investing in Mainland China)
15.Ratio of the total amount of investment (including the current investment) in the mainland area for which the Investment Commission has up to the present granted approval to the paid-in capital on the financial statement for the most recent period:36.56%
16.Ratio of the total amount of investment (including the current investment) in the mainland area for which the Investment Commission has up to the present granted approval to the total assets on the financial statement for the most recent period:17.64%
17.Ratio of the total amount of investment (including the current investment) in the mainland area for which the Investment Commission has up to the present granted approval to the shareholders' equity on the financial statement for the most recent period:31.25%
18.Total amount of actual investment in the mainland area up to the present: 339.63 million u.s dollars(This investment amount does not include the quota of our company investing in Mainland China)
19.Ratio of the total amount of actual investment in the mainland area up to the present to the paid-in capital on the financial statement for the most recent period:34.34%
20.Ratio of the total amount of actual investment in the mainland area up to the present to the total assets on the financial statement for the most recent period:16.56%
21.Ratio of the total amount of actual investment in the mainland area up to the present to the shareholders' equity on the financial statement for the most recent period:29.34%
22.Amount of recognized profits and losses on actual investment in the mainland area for the most recent three fiscal years:
(1999) NET LOSS 321,630u.s dollars；(2000) NET INCOME23,899,734 u.s dollars ；(2001) NET INCOME 11,860,195 u.s dollars
23.Amount of profit remitted back to Taiwan on actual investment in the mainland area for the most recent three fiscal years:(2000)0；(2001)0：(2001)0
24.Any other matters that need to be specified:NONE





Historical Information

Historical Information

Provided by: UNI-PRESIDENT ENTERPRISES CORP.

SEQ_NO	1	Date of announcement	2003/01/06	Time of announcement	13:50:25
Subject	Declaring subsidiary-"President Asian Enterprises Inc. " acquires Units of President Canada Income Properties Real Estate Investment Trust				
Date of events	2003/01/06	To which item it meets	article 2 paragraph 20		

Statement

1.Name and nature of the transacted asset (if the asset acquired or disposed is real property, the address and tract number shall be indicated; if it is preferred shares, the issuance terms such as rate of dividends shall be indicated):Units of President Canada Income Properties Real Estate Investment Trust
2.Date of the occurrence of the event:2003/01/06
3.Transaction volume, unit price, total transaction price:79 units CAD$ 100,000 per unit, total CAD$ 7,900,000
4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed):Counterparty to the trade:President Canada Income Properties Real Estate Investment Trust;relationship:none
5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition:not applicable
6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person's relationship to the company at those times: not applicable
7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets):not applicable
8.Terms of delivery or payment (including payment period and monetary amount): payment by bank bills several times
9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department:The reference basis for the decision is par value and the decision-making department will be board of directors
10.Name of the professional appraisal institution and its appraisal findings, or the net worth per share of the underlying company on the CPA-audited or CPA-reviewed duly prepared financial statements for the most recent period. If appraisal reports cannot be acquired in time, the reason for not being able to obtain such report shall be indicated. If any situation set forth in Items 1 or 2 of Point VI of the Guidelines for Acquisition and Disposal of Assets by Public Companies exist, the cause of the difference and the opinion of the auditing CPA shall also be publicly announced:not applicable
11.Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of restriction of rights (not applicable of the transacted assets are not securities):79 units ; amount is CAD$7,900,000; no restriction
12.Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder's equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement:to total assets ratio is 23.1%; shareholders equity ratio is 670%; operational capital is CAD$(7,194,964)
13.If there is broker, and the broker is an actual related party, the identity of the broker and the broker's fee to be paid:not applicable
14.Concrete purpose or use of the acquisition or disposition: short-term Investment
15.Opinions of directors expressing opposition to the trade:NA
16.Any other matters that need to be specified:NA





Historical Information

Historical Information

Provided by: UNI-PRESIDENT ENTERPRISES CORP.

SEQ_NO	2	Date of announcement	2003/01/07	Time of announcement	16:07:15
Subject	Declaring subsidiary-"President International Development Corp." disposals home run bond fund of PITC				
Date of events	2003/01/07	To which item it meets	article 2 paragraph 20		
Statement	1.Name of the security:home run bond fund of PITC 2.Trading date:2003/01/03~2003/01/07 3.Trading volume, unit price, and total monetary amount of the transaction: 7,968,967.5units,NT$13.2053~13.2084per unit, toatal NT$105,250,001 4.Gain (or loss) on disposal (not applicable in cases of acquisition of securities):gain NT48,425 5.Relationship with the underlying company of the trade:not applicable 6.Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of restriction of rights:4,112,765.8 units:amount is NT$ 54,300,848; and no restriction 7.Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder's equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement:to total assets ratio is 90.77%; to shareholders ratio is 138.59% ; operational capital is NT$-1,803,893 thousands 8.Concrete purpose/objective of the acquisition or disposal: short-term investment 9.Opinions of directors expressing opposition to the current trade:none 10.Any other matters that need to be specified: none					


TSEC



Provided by: UNI-PRESIDENT ENTERPRISES CORP.

SEQ_NO	1	Date of announcement	2003/01/09	Time of announcement	14:34:13
Subject	Announcing PEC acquires common stock of TonpalOptoelectronics Inc.				
Date of events	2003/01/09	To which item it meets	article 2 paragraph 20		

Statement

1.Name and nature of the transacted asset (if the asset acquired or disposed is real property, the address and tract number shall be indicated; if it is preferred shares, the issuance terms such as rate of dividends shall be indicated):common stock of Tonpal Optoelectronics Inc.
2.Date of the occurrence of the event:2003/01/09
3.Transaction volume, unit price, total transaction price:36,618,562 shares NT$ 12 per unit, total NT$439,422,744
4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed):Cash Injection
5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition:not applicable
6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person's relationship to the company at those times: not applicable
7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets):not applicable
8.Terms of delivery or payment (including payment period and monetary amount): all paid through telegraphic transfer on 2003/01/09
9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department:
The reference basis for the decision:underwrited price of cash injection;
the decision-making department:board of directors
10.Name of the professional appraisal institution and its appraisal findings, or the net worth per share of the underlying company on the CPA-audited or CPA-reviewed duly prepared financial statements for the most recent period. If appraisal reports cannot be acquired in time, the reason for not being able to obtain such report shall be indicated. If any situation set forth in Items 1 or 2 of Point VI of the Guidelines for Acquisition and Disposal of Assets by Public Companies exist, the cause of the difference and the opinion of the auditing CPA shall also be publicly announced:not applicable
11.Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of restriction of rights (not applicable of the transacted assets are not securities):245,867,489 shares ; amount is NT$2,571,867 thousands;
Shareholding percentage is 8.22% and no restriction
12.Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder's equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement:to total assets ratio is 65.98%;to shareholders equity ratio is 116.85%; operational capital is NT$2,394,566 thousands
13.If there is broker, and the broker is an actual related party, the identity of the broker and the broker's fee to be paid:not applicable
14.Concrete purpose or use of the acquisition or disposition:
Long-term Investment
15.Opinions of directors expressing opposition to the trade:NA
16.Any other matters that need to be specified:NA





Historical Information

Historical Information

Provided by: UNI-PRESIDENT ENTERPRISES CORP.

SEQ_NO	2	Date of announcement	2003/01/09	Time of announcement	14:34:48
Subject	Declaring subsidiary-"Uni-President Auto Accessories Corp." acquires common stock of Tonpal Optoelectronics Inc.				
Date of events	2003/01/09	To which item it meets	article 2 paragraph 20		

Statement

1.Name and nature of the transacted asset (if the asset acquired or disposed is real property, the address and tract number shall be indicated; if it is preferred shares, the issuance terms such as rate of dividends shall be indicated):common stock of Tonpal Optoelectronics Inc.
2.Date of the occurrence of the event:2003/01/09
3.Transaction volume, unit price, total transaction price:16,667,000 shares NT$ 12 per unit, total NT$200,004,000
4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed):Cash Injection
5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition:not applicable
6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person's relationship to the company at those times:
not applicable
7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets):not applicable
8.Terms of delivery or payment (including payment period and monetary amount):
all paid through telegraphic transfer on 2003/01/09
9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department:
The reference basis for the decision:underwrited price of cash injection;
the decision-making department:board of directors
10.Name of the professional appraisal institution and its appraisal findings, or the net worth per share of the underlying company on the CPA-audited or CPA-reviewed duly prepared financial statements for the most recent period. If appraisal reports cannot be acquired in time, the reason for not being able to obtain such report shall be indicated. If any situation set forth in Items 1 or 2 of Point VI of the Guidelines for Acquisition and Disposal of Assets by Public Companies exist, the cause of the difference and the opinion of the auditing CPA shall also be publicly announced:not applicable
11.Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of restriction of rights (not applicable of the transacted assets are not securities):16,667 thousands shares ; amount is NT$2004,004 thousands;
Shareholding percentage is 0.56% and no restriction
12.Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder's equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement:to total assets ratio is 49.35%:to shareholders equity ratio is 126.71%; operational capital is NT113,454 thousands
13.If there is broker, and the broker is an actual related party, the identity of the broker and the broker's fee to be paid:not applicable
14.Concrete purpose or use of the acquisition or disposition:
Long-term Investment
15.Opinions of directors expressing opposition to the trade:NA
16.Any other matters that need to be specified:NA





Historical Information

Historical Information

Provided by: UNI-PRESIDENT ENTERPRISES CORP.

SEQ_NO	3	Date of announcement	2003/01/09	Time of announcement	14:35:23
Subject	Declaring subsidiary-"President International Development Corp." disposals common stock of ETERNAL CHEMICAL CO., LTD.				
Date of events	2003/01/09	To which item it meets	article 2 paragraph 20		
Statement	1.Name of the security: common stock of ETERNAL CHEMICAL CO., LTD. 2.Trading date:2002/05/30-2003/01/09 3.Trading volume, unit price, and total monetary amount of the transaction: 4,046,000shares, NT$27.53-18.82 per share, toatal NT$101,085,832 4.Gain (or loss) on disposal (not applicable in cases of acquisition of securities): gain NT$2,429,260 5.Relationship with the underlying company of the trade:no relationship 6.Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of restriction of rights: 920,000 shares;amount is NT$21,809,379;shareholding percentage is 0.1576% and no restriction 7.Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder's equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement:to total assets ratio is 90.30%; to shareholders ratio is 137.86% ; operational capital is NT$ -1,803,893 thousands 8.Concrete purpose/objective of the acquisition or disposal: short-term investment 9.Opinions of directors expressing opposition to the current trade: Na 10.Any other matters that need to be specified: Na					





Historical Information

Historical Information

Provided by: UNI-PRESIDENT ENTERPRISES CORP.

SEQ_NO	4	Date of announcement	2003/01/09	Time of announcement	16:26:44
Subject	Declaring subsidiary-"KAI YU Investment Co.,Ltd. " Buys Asia Pacific bond fund				
Date of events	2003/01/09	To which item it meets	article 2 paragraph 20		
Statement	1.Name of the security:Asia Pacific bond fund 2.Trading date:2003/01/09 3.Trading volume, unit price, and total monetary amount of the transaction: 21,588,730.52 units,NT$11.9970 per unit, total NT$259,000,000 4.Gain (or loss) on disposal (not applicable in cases of acquisition of securities): not applicable 5.Relationship with the underlying company of the trade:none 6.Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of restriction of rights:21,588,730.52 units;amount is NT$259,000,000; and no restriction 7.Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder's equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement:to total assets ratio is 106.27%; shareholders ratio is 278.66% ; operational capital is NT$ -228,229 thousands 8.Concrete purpose/objective of the acquisition or disposal: short-term investment 9.Opinions of directors expressing opposition to the current trade: none 10.Any other matters that need to be specified: none					





Historical Information

Historical Information

Provided by: UNI-PRESIDENT ENTERPRISES CORP.

SEQ_NO	5	Date of announcement	2003/01/09	Time of announcement	18:07:42
Subject	Declaring PEC acquires TA CHONG GALLOP BOND FUND				
Date of events	2003/01/09	To which item it meets	article 2 paragraph 20		

Statement

1.Name of the security:TA CHONG GALLOP BOND FUND
2.Trading date:2003/01/09
3.Trading volume, unit price, and total monetary amount of the transaction: 19,516,765 units,NT$10.2746 per unit, toatal NT$200,000,000
4.Gain (or loss) on disposal (not applicable in cases of acquisition of securities):not applicable
5.Relationship with the underlying company of the trade:no relationship
6.Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of restriction of rights:19,516,765 units;amount is NT$ 200,000,000; and no restriction
7.Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder's equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement:to total assets ratio is 66.26%; shareholders ratio is 117.35% ; operational capital is NT$ 2,394,556 thousands
8.Concrete purpose/objective of the acquisition or disposal: short-term investment
9.Opinions of directors expressing opposition to the current trade: none
10.Any other matters that need to be specified: none





Historical Information

Historical Information

Provided by: UNI-PRESIDENT ENTERPRISES CORP.

SEQ_NO	6	Date of announcement	2003/01/09	Time of announcement	18:08:24
Subject	Declaring PEC acquires JAMES BOND FUND				
Date of events	2003/01/09	To which item it meets	article 2 paragraph 20		

Statement

1.Name of the security:JAMES BOND FUND
2.Trading date:2002/06/28~2003/01/09
3.Trading volume, unit price, and total monetary amount of the transaction:
17,736.574 units.NT$14.3616~14.5522 per unit, toatal NT$258,000,000
4.Gain (or loss) on disposal (not applicable in cases of acquisition of securities):not applicable
5.Relationship with the underlying company of the trade:no relationship
6.Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of restriction of rights:17,179,533 units;amount is NT$ 250,000,000;
and no restriction
7.Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder's equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement:to total assets ratio is 66.62%;
shareholders ratio is 117.99% ; operational capital is NT$ 2,394,556 thousands
8.Concrete purpose/objective of the acquisition or disposal:
short-term investment
9.Opinions of directors expressing opposition to the current trade: none
10.Any other matters that need to be specified: none



Historical Information



Historical Information

Provided by: UNI-PRESIDENT ENTERPRISES CORP.

SEQ_NO	1	Date of announcement	2003/01/10	Time of announcement	13:05:35
Subject	Declaring the company name of the party forwhom the endorsement and/or guarantee amount reachesNT$100 million or more as follows:				
Date of events	2003/01/10	To which item it meets	article 2 paragraph 22		

Statement

1.Date of occurrence of the event:2003/01/10
2.The company name of the party for whom the endorsement/guarantee was made and the endorsement and/or guarantee amount reaches NT$100 million or 5 percent or more of the net worth as stated in the endorsing company's latest financial report; its relationship with the Company; the ceiling on the endorsements and/or guarantees; the amount of and the reason for endorsement and/or guaranty as of the date of occurrence of the event:(1)company：Cayman President Holdings Ltd.：its relationship with the Company：A subsidiary of holding 100%：the ceiling on the endorsements and/or guarantees：20,139,107 NT thousands dallars：the amount of for endorsement and/or guaranty as of the date of occurrence of the event：14,158,712 NT thousands dallars：the reason：endorsement and/or guarantee for loan .
(2)company：Kai Yu Investment CO.,Ltd. ：its relationship with the Company：A subsidiary of holding 100% ：the ceiling on the endorsements and /or guarantees：16,111,285 NT thousands dallars：the amount of for endorsement and/or guaranty as of the date of occurrence of the event：1,138,000 NT thousands dallars：the reason：endorsement and/or guarantee for loan .
(3)company：Kai Yu Investment(BVI) CO.,Ltd. ：its relationship with the Company： A subsidiary of Kai Yu Investment CO.,Ltd holding 100% ：the ceiling on the endorsements and/or guarantees：3,500,000 NT thousands dallars：the amount of for endorsement and/or guaranty as of the date of occurrence of the event：2,211,482 NT thousands dallars：the reason：endorsement and/or guarantee for loan .
(4)company：Tone Sang Construction Corp.：its relationship with the Company：A subsidiary of holding 100% ：the ceiling on the endorsements and/or guarantees：1,300,000 NT thousands dallars：the amount of for endorsement and/or guaranty as of the date of occurrence of the event：670,000 NT thousands dallars：the reason：endorsement and/or guarantee for loan .
(5)company：Ziong Yee Industrial Co., Ltd.：its relationship with the Company：A subsidiary of holding 20%：the ceiling on the endorsements and /or guarantees：780,000 NT thousands dallars：the amount of for endorsement and/or guaranty as of the date of occurrence of the event：310,000 NT thousands dallars：the reason：endorsement and/or guarantee for loan .
(6)company：President Asia Enterprises Inc.：its relationship with the Company：Uni-president Corp. holding 50%,Cayman President Holdings Ltd. holding 0.02%,consolidated holding 50.02%：the ceiling on the endorsements and/or guarantees：1,050,000 NT thousands dallars：the amount of for endorsement and/or guaranty as of the date of occurrence of the event：604,050 NT thousands dallars：the reason：endorsement and/or guarantee for loan.
(7)company：President Pharmaceutical Corp.：its relationship with the Company：A subsidiary of holding 53.74% ：the ceiling on the endorsements and/or guarantees：400,000 NT thousands dallars：the amount of for endorsement and/or guaranty as of the date of occurrence of the event：210,000 NT thousands dallars：the reason：endorsement and/or guarantee for loan.
(8)company：Uni-President (Thailand) Co.,Ltd：its relationship with the Company： A subsidiary of cayman president holdings Ltd. holdings 100% ：the ceiling on the endorsements and/or guarantees：500,000 NT thousands dallars：the amount of for endorsement and/or guaranty as of the date of occurrence of the event：384,000 NT thousands dallars：the reason：endorsement and/or guarantee for loan.
(9)company：Uni-President (vietnam) Co.,Ltd：its relationship with the Company：A subsidiary of cayman president holdings Ltd. holdings 100%： the ceiling on the endorsements and/or guarantees：522,000 NT thousands dallars：the amount of for endorsement and/or guaranty as of the date of occurrence of the event：522,000 NT thousands dallars：the reason：endorsement and/or guarantee for loan.
(10)company：Uni-President (USA) Inc.：its relationship with the Company：A subsidiary of president international trade & investment Corp.holding 100%. ：the ceiling on the endorsements and/or guarantees：350,000 NT thousands dallars：the amount of for endorsement and/or guaranty as of the date of occurrence of the event：309,720 NT thousands dallars：the reason：endorsement and/or guarantee for loan.
(11)company：Century Quick Service Restaurant Corp.：its relationship with the Company： A subsidiary of Kai Yu Investment CO.,Ltd.holding 75% ：the ceiling on the endorsements and/or guarantees：300,000 NT thousands dallars ：the amount of for endorsement and/or guaranty as of the date of occurrence of the event：200,000 NT thousands dallars：the reason：endorsement and/or guarantee for loan.

(12)company：president International Development Corp.：its relationship with the Company：A subsidiary of holding 58.5%；the ceiling on the endorsements@ and/or guarantees：5,000,000 NT thousands dallars；the amount of for endorsement and/or guaranty as of the date of occurrence of the event：3,200,000 NT thousands dallars：the reason：endorsement and/or guarantee for loan.
(13)company：Uni-Splendor Corp.：its relationship with the Company： A subsidiary of president International Development Corp. holding 50%. ：the ceiling on the endorsements and/or guarantees：630,000 NT thousands dallars；the amount of for endorsement and/or guaranty as of the date of occurrence of the event：475,000 NT thousands dallars；the reason：endorsement and/or guarantee for loan.
(14)company：Uni-President Glass Industrial CO., Ltd.：its relationship with the Company：A subsidiary of holding 100% ：the ceiling on the endorsements and/or guarantees：200,000 NT thousands dallars；the amount of for endorsement and/or guaranty as of the date of occurrence of the event：200,000 NT thousands dallars：the reason：endorsement and/or guarantee for loan.
(15)company：president International investment(BVI) Co.,Ltd. Corp；its relationship with the Company：A subsidiary of president International Development Corp. holding 100%.： the ceiling on the endorsements and/or guarantees@：1,750,000 NT thousands dallars：the amount of for endorsement and/or guaranty as of the date of occurrence of the event：623,964 NT thousands dallars：the reason：endorsement and/or guarantee for loan.
3.Up to the date of occurrence of the event, the ratio of the amount of endorsement and/or guarantee to the company net worth as stated in the latest financial report of the company:63.37%
4.Any other matters that need to be specified:NA


TSEC



Historical Information

Historical Information

Provided by: UNI-PRESIDENT ENTERPRISES CORP.

SEQ_NO	1	Date of announcement	2003/01/13	Time of announcement	14:59:29
Subject	Declaring the related information of ourcompanp' s investment in mainland china				
Date of events	2003/01/13	To which item it meets	article 2 paragraph 39		

Statement

1.Date of receipt of the Investment Commission approval letter:2003/01/13
2.Date of passage of the newly increased investment by the shareholders' meeting or board of directors (please note: " passed by the shareholders' meeting" or " passed by the board of directors"): passed by the board of directors :2002/11/28
3.Investment amount passed by the shareholders' meeting or board of directors for the newly increased investment:Four million u.s dollars
4.Date approved by the Investment Commission for the newly increased investment:2003/01/07
5.Investment amount approved by the Investment Commission for the newly increased investment:0.6 million u.s dollars
6.Method for the newly increased investment:Through the invested industry in the third place of mainland china area，President Enterprises (china) Investment CO,LTD. reinvest Kunshan President Enterprises Food CO,LTD. with its investment revenue.
7.Company name of the mainland investee company of the newly increased investment: Kunshan President Enterprises Food CO,LTD.
8.Paid-in capital of the above-stated mainland investee company: 40 million u.s dollars
9.Amount of the intended new capital increment:0.6 million u.s dollars
10.Principal business items of the mainland investee company:Manufacturing and selling of beverage ；Manufacturing and selling of noodle
11.Net worth of the mainland investee company on the financial statement for the most recent fiscal year:214.44 million R.M.B dollars
12.Amount of profit/loss of the mainland investee company on the financial statement for the most recent fiscal year:60.11 million R.M.B dollars
13.Actual investment amount and shareholding ratio in the mainland investee company up to the present:40 millionu.s dollars. shareholding ratio：100%
14.Total amount of investment (including the current investment) in the mainland area for which the Investment Commission has up to the present granted approval:351.66 million u.s dollars(This investment amount does not include the quota of our company investing in Mainland China)
15.Ratio of the total amount of investment (including the current investment) in the mainland area for which the Investment Commission has up to the present granted approval to the paid-in capital on the financial statement for the most recent period:36.56%
16.Ratio of the total amount of investment (including the current investment) in the mainland area for which the Investment Commission has up to the present granted approval to the total assets on the financial statement for the most recent period:17.64%
17.Ratio of the total amount of investment (including the current investment) in the mainland area for which the Investment Commission has up to the present granted approval to the shareholders' equity on the financial statement for the most recent period:31.25%
18.Total amount of actual investment in the mainland area up to the present: 339.63 million u.s dollars(This investment amount does not include the quota of our company investing in Mainland China)
19.Ratio of the total amount of actual investment in the mainland area up to the present to the paid-in capital on the financial statement for the most recent period:34.34%
20.Ratio of the total amount of actual investment in the mainland area up to the present to the total assets on the financial statement for the most recent period:16.56%
21.Ratio of the total amount of actual investment in the mainland area up to the present to the shareholders' equity on the financial statement for the most recent period:29.34%
22.Amount of recognized profits and losses on actual investment in the mainland area for the most recent three fiscal years:
(1999) NET LOSS 321,630 u.s dollars；(2000) NET INCOME23,899,734 u.s dollars；(2001) NET INCOME 11,860,195 u.s dollars
23.Amount of profit remitted back to Taiwan on actual investment in the mainland area for the most recent three fiscal years:(2000)0；(2001)0：(2001)0
24.Any other matters that need to be specified:NONE




Historical Information

Historical Information

Provided by: UNI-PRESIDENT ENTERPRISES CORP.

SEQ_NO	3	Date of announcement	2003/01/13	Time of announcement	16:23:40
Subject	Revised "Declaring the related information of our companp' s investment in Mainland China"				
Date of events	2003/01/13	To which item it meets	article 2 paragraph 39		

Statement

1.Date of receipt of the Investment Commission approval letter:2003/01/13
2.Date of passage of the newly increased investment by the shareholders' meeting or board of directors (please note: " passed by the shareholders' meeting" or " passed by the board of directors"): passed by the board of directors :2002/11/28
3.Investment amount passed by the shareholders' meeting or board of directors for the newly increased investment:Four million u.s dollars
4.Date approved by the Investment Commission for the newly increased investment:2003/01/07
5.Investment amount approved by the Investment Commission for the newly increased investment:0.6 million u.s dollars
6.Method for the newly increased investment:Through the invested industry in the third place of mainland china area · President Enterprises (china) Investment CO,LTD. reinvest Kunshan President Enterprises Food CO,LTD. with its investment revenue.
7.Company name of the mainland investee company of the newly increased investment: Kunshan President Enterprises Food CO,LTD.
8.Paid-in capital of the above-stated mainland investee company: 40 million u.s dollars
9.Amount of the intended new capital increment:0.6 million u.s dollars
10.Principal business items of the mainland investee company:Manufacturing and selling of beverage ;Manufacturing and selling of noodle
11.Net worth of the mainland investee company on the financial statement for the most recent fiscal year:399.01 million R.M.B dollars
12.Amount of profit/loss of the mainland investee company on the financial statement for the most recent fiscal year:60.11 million R.M.B dollars
13.Actual investment amount and shareholding ratio in the mainland investee company up to the present:40 millionu.s dollars. shareholding ratio : 100%
14.Total amount of investment (including the current investment) in the mainland area for which the Investment Commission has up to the present granted approval:351.66 million u.s dollars(This investment amount does not include the quota of our company investing in Mainland China)
15.Ratio of the total amount of investment (including the current investment) in the mainland area for which the Investment Commission has up to the present granted approval to the paid-in capital on the financial statement for the most recent period:36.56%
16.Ratio of the total amount of investment (including the current investment) in the mainland area for which the Investment Commission has up to the present granted approval to the total assets on the financial statement for the most recent period:17.64%
17.Ratio of the total amount of investment (including the current investment) in the mainland area for which the Investment Commission has up to the present granted approval to the shareholders' equity on the financial statement for the most recent period:31.25%
18.Total amount of actual investment in the mainland area up to the present: 339.63 million u.s dollars(This investment amount does not include the quota of our company investing in Mainland China)
19.Ratio of the total amount of actual investment in the mainland area up to the present to the paid-in capital on the financial statement for the most recent period:34.34%
20.Ratio of the total amount of actual investment in the mainland area up to the present to the total assets on the financial statement for the most recent period:16.56%
21.Ratio of the total amount of actual investment in the mainland area up to the present to the shareholders' equity on the financial statement for the most recent period:29.34%
22.Amount of recognized profits and losses on actual investment in the mainland area for the most recent three fiscal years:
(1999) NET LOSS 321,630 u.s dollars ; (2000) NET INCOME23,899,734 u.s dollars ; (2001) NET INCOME 11,860,195 u.s dollars
23.Amount of profit remitted back to Taiwan on actual investment in the mainland area for the most recent three fiscal years:(2000)0 ; (2001)0 ; (2001)0
24.Any other matters that need to be specified:NONE





Historical Information

Historical Information

Provided by: UNI-PRESIDENT ENTERPRISES CORP.

SEQ_NO	1	Date of announcement	2003/01/16	Time of announcement	14:33:54
Subject	Declaring subsidiary-"President Life Sciences Cayman Co., Ltd." acquires Preferred Shares of Z-kat,Inc.				
Date of events	2003/01/16	To which item it meets	article 2 paragraph 20		

Statement

1.Name and nature of the transacted asset (if the asset acquired or disposed is real property, the address and tract number shall be indicated; if it is preferred shares, the issuance terms such as rate of dividends shall be indicated):Preferred Shares of Z-kat,Inc.
2.Date of the occurrence of the event:2002/02/06~2003/01/16
3.Transaction volume, unit price, total transaction price:3,854,693 shares USD$0.85~1.25 per share, total USD$3,641,896.25
4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed):not applicable
5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition:not applicable
6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person's relationship to the company at those times: not applicable
7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets):not applicable
8.Terms of delivery or payment (including payment period and monetary amount): all paid through telegraphic transfer
9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department:
he manner of deciding on this transaction：negotiagion(cash injection);
The reference basis for the decision:underwrited price of cash injection;
the decision-making department:board of directors
10.Name of the professional appraisal institution and its appraisal findings, or the net worth per share of the underlying company on the CPA-audited or CPA-reviewed duly prepared financial statements for the most recent period. If appraisal reports cannot be acquired in time, the reason for not being able to obtain such report shall be indicated. If any situation set forth in Items 1 or 2 of Point VI of the Guidelines for Acquisition and Disposal of Assets by Public Companies exist, the cause of the difference and the opinion of the auditing CPA shall also be publicly announced:not applicable
11.Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of restriction of rights (not applicable of the transacted assets are not securities):3,854,693 shares ; amount is USD$3,641,896.25;
Shareholding percentage is 16.8% and no restriction
12.Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder's equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement:to total assets ratio is 103.08%;to shareholders equity ratio is 103.08%; operational capital is USD$3,106 thousands
13.If there is broker, and the broker is an actual related party, the identity of the broker and the broker's fee to be paid:not applicable
14.Concrete purpose or use of the acquisition or disposition:
Long-term Investment
15.Opinions of directors expressing opposition to the trade:NA
16.Any other matters that need to be specified:NA





Historical Information

Historical Information

Provided by: UNI-PRESIDENT ENTERPRISES CORP.

SEQ_NO	2	Date of announcement	2003/01/16	Time of announcement	16:53:31
Subject	Declaring subsidiary-"President International Development Corp." disposals common stock of Taiwan Semioonductor Manufacturing Co., Ltd.				
Date of events	2003/01/16	To which item it meets	article 2 paragraph 20		
Statement	1.Name of the security: common stock of Taiwan Semioonductor Manufacturing Co., Ltd. 2.Trading date:2002/06/27~2003/01/16 3.Trading volume, unit price, and total monetary amount of the transaction: 2,218,000shares, NT$66.70~44.95 per share, toatal NT$109,715,914 4.Gain (or loss) on disposal (not applicable in cases of acquisition of securities): gain NT$2,288,867 5.Relationship with the underlying company of the trade:NA 6.Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of restriction of rights: 0 shares;amount is NT$0;shareholding percentage is 0% and no restriction 7.Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder's equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement:to total assets ratio is 89.78%; shareholders ratio is 137.07% ; operational capital is NT$ -1,803,893 thousands 8.Concrete purpose/objective of the acquisition or disposal: short-term investment 9.Opinions of directors expressing opposition to the current trade: Na 10.Any other matters that need to be specified: Na				


TSEC



Historical Information

Provided by: UNI-PRESIDENT ENTERPRISES CORP.

SEQ_NO	1	Date of announcement	2003/01/17	Time of announcement	16:48:57
Subject	Declaring subsidiary-"Uni-President Vender Corp. " disposals home run bond fund of PIDC				
Date of events	2003/01/17	To which item it meets	article 2 paragraph 20		
Statement	1.Name of the security:home run bond fund of PIDC 2.Trading date:2002/10/08~2003/01/17 3.Trading volume, unit price, and total monetary amount of the transaction: 10,707,624.5 units,NT$13.1405~13.2184 per unit, total NT$141,205,181 4.Gain (or loss) on disposal (not applicable in cases of acquisition of securities): Gain NT$205,181 5.Relationship with the underlying company of the trade:none 6.Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of restriction of rights:0 units;amount is NT$0;and no restriction 7.Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder's equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement:to total assets ratio is 0%; shareholders ratio is 0% ; operational capital is NT$ 17,599 thousands 8.Concrete purpose/objective of the acquisition or disposal: short-term investment 9.Opinions of directors expressing opposition to the current trade: none 10.Any other matters that need to be specified: none					





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SEQ_NO	1	Date of announcement	2003/01/22	Time of announcement	13:32:00
Subject	Declaring the related information of ourcompany's investment in mainland china				
Date of events	2003/01/22	To which item it meets	article 2 paragraph 39		

Statement

1.Date of receipt of the Investment Commission approval letter:2003/01/22
2.Date of passage of the newly increased investment by the shareholders' meeting or board of directors (please note: " passed by the shareholders' meeting" or " passed by the board of directors")::not applicable
3.Investment amount passed by the shareholders' meeting or board of directors for the newly increased investment::not applicable
4.Date approved by the Investment Commission for the newly increased investment:2003/01/16
5.Investment amount approved by the Investment Commission for the newly increased investment:4.9 million U.S dollars
6.Method for the newly increased investment:Through the invested industry in the third place of Mainland China area，President Enterprises (china) Investment CO,LTD. Reinvest Shenyang President Enterprises Corp. with its investment revenue.
7.Company name of the mainland investee company of the newly increased investment:Shenyang President Enterprises Corp.
8.Paid-in capital of the above-stated mainland investee company: 19.9million U.S dollars
9.Amount of the intended new capital increment:4.9 million U.S dollars
10.Principal business items of the mainland investee company:Manufacturing and Selling of noodle、beverage
11.Net worth of the mainland investee company on the financial statement for the most recent fiscal year:178.31 million R.M.B dollars
12.Amount of profit/loss of the mainland investee company on the financial statement for the most recent fiscal year:8.57 million R.M.B dollars
13.Actual investment amount and shareholding ratio in the mainland investee company up to the present:100%
14.Total amount of investment (including the current investment) in the mainland area for which the Investment Commission has up to the present granted approval:351.66 million u.s dollars(This investment amount does not include the quota of our company investing in mainland china)
15.Ratio of the total amount of investment (including the current investment) in the mainland area for which the Investment Commission has up to the present granted approval to the paid-in capital on the financial statement for the most recent period:36.56%
16.Ratio of the total amount of investment (including the current investment) in the mainland area for which the Investment Commission has up to the present granted approval to the total assets on the financial statement for the most recent period:17.64%
17.Ratio of the total amount of investment (including the current investment) in the mainland area for which the Investment Commission has up to the present granted approval to the shareholders' equity on the financial statement for the most recent period:31.25%
18.Total amount of actual investment in the mainland area up to the present: 339.63 million U.S dollars(This investment amount does not include the quota of our company investing in mainland china)
19.Ratio of the total amount of actual investment in the mainland area up to the present to the paid-in capital on the financial statement for the most recent period:34.34%
20.Ratio of the total amount of actual investment in the mainland area up to the present to the total assets on the financial statement for the most recent period:16.56%
21.Ratio of the total amount of actual investment in the mainland area up to the present to the shareholders' equity on the financial statement for the most recent period:29.34%
22.Amount of recognized profits and losses on actual investment in the mainland area for the most recent three fiscal years:
(1999) NET LOSS 321,630u.s dollars；(2000) NET INCOME23,899,734 u.s dollars；(2001) NET INCOME 11,860,195 u.s dollars
23.Amount of profit remitted back to Taiwan on actual investment in the mainland area for the most recent three fiscal years:(2000)0；(2001)0；(2001)0
24.Any other matters that need to be specified:NONE





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Provided by: UNI-PRESIDENT ENTERPRISES CORP.

SEQ_NO	2	Date of announcement	2003/01/22	Time of announcement	13:32:22
Subject	Declaring the related information of ourcompany's investment in mainland china				
Date of events	2003/01/22	To which item it meets	article 2 paragraph 39		

Statement

1.Date of receipt of the Investment Commission approval letter:2003/01/22
2.Date of passage of the newly increased investment by the shareholders' meeting or board of directors (please note: " passed by the shareholders' meeting" or " passed by the board of directors"):not applicable
3.Investment amount passed by the shareholders' meeting or board of directors for the newly increased investment:not applicable
4.Date approved by the Investment Commission for the newly increased investment:2003/01/16
5.Investment amount approved by the Investment Commission for the newly increased investment:3.5424 million U.S dollars
6.Method for the newly increased investment:Through the invested industry in the third place of Mainland China area，President Enterprises (china) Investment CO,LTD. Reinvest Beijing President Food Co.Ltd. with its investment revenue
7.Company name of the mainland investee company of the newly increased investment:Beijing President Food Co.,Ltd.
8.Paid-in capital of the above-stated mainland investee company:12.4 million U.S dollars
9.Amount of the intended new capital increment:3.5424 million U.S dollars
10.Principal business items of the mainland investee company:Manufacturing and Selling of noodle .
11.Net worth of the mainland investee company on the financial statement for the most recent fiscal year:122.77 million R.M.B dollars
12.Amount of profit/loss of the mainland investee company on the financial statement for the most recent fiscal year:23.28 million R.M.B dollars
13.Actual investment amount and shareholding ratio in the mainland investee company up to the present:55%
14.Total amount of investment (including the current investment) in the mainland area for which the Investment Commission has up to the present granted approval:351.66 million u.s dollars(This investment amount does not include the quota of our company investing in mainland china)
15.Ratio of the total amount of investment (including the current investment) in the mainland area for which the Investment Commission has up to the present granted approval to the paid-in capital on the financial statement for the most recent period:36.56%
16.Ratio of the total amount of investment (including the current investment) in the mainland area for which the Investment Commission has up to the present granted approval to the total assets on the financial statement for the most recent period:17.64%
17.Ratio of the total amount of investment (including the current investment) in the mainland area for which the Investment Commission has up to the present granted approval to the shareholders' equity on the financial statement for the most recent period:31.25%
18.Total amount of actual investment in the mainland area up to the present: 339.63 million U.S dollars(This investment amount does not include the quota of our company investing in mainland china)
19.Ratio of the total amount of actual investment in the mainland area up to the present to the paid-in capital on the financial statement for the most recent period:34.34%
20.Ratio of the total amount of actual investment in the mainland area up to the present to the total assets on the financial statement for the most recent period:16.56%
21.Ratio of the total amount of actual investment in the mainland area up to the present to the shareholders' equity on the financial statement for the most recent period:29.34%
22.Amount of recognized profits and losses on actual investment in the mainland area for the most recent three fiscal years:
(1999) NET LOSS 321,630 u.s dollars；(2000) NET INCOME23,899,734 u.s dollars；(2001) NET INCOME 11,860,195 u.s dollars
23.Amount of profit remitted back to Taiwan on actual investment in the mainland area for the most recent three fiscal years:(2000)0；(2001)0；(2001)0
24.Any other matters that need to be specified:NONE





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SEQ_NO	1	Date of announcement	2003/01/23	Time of announcement	14:02:42
Subject	Declaring subsidiary-"President International Development Corp." disposals home run bond fund of PITC				
Date of events	2003/01/23	To which item it meets	article 2 paragraph 20		
Statement	1.Name of the security:home run bond fund of PITC 2.Trading date:2003/01/08~2003/01/23 3.Trading volume, unit price, and total monetary amount of the transaction: 8,062,584.2units,NT$13.2091~13.2206per unit, toatal NT$106,550,001 4.Gain (or loss) on disposal (not applicable in cases of acquisition of securities):gain NT45,743 5.Relationship with the underlying company of the trade:none 6.Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of restriction of rights:748,692.2 units;amount is NT$ 9,896,590; and no restriction 7.Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder's equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement:to total assets ratio is 89.73%; shareholders ratio is 137.00% ; operational capital is NT$-1,803,893 thousands 8.Concrete purpose/objective of the acquisition or disposal: short-term investment 9.Opinions of directors expressing opposition to the current trade:none 10.Any other matters that need to be specified: none					





Historical Information

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SEQ_NO	1	Date of announcement	2003/01/27	Time of announcement	16:55:06
Subject	Declaring the related information of ourcompanp' s investment in mainland china				
Date of events	2003/01/27	To which item it meets	article 2 paragraph 39		

Statement

1.Date of receipt of the Investment Commission approval letter:2003/01/27
2.Date of passage of the newly increased investment by the shareholders' meeting or board of directors (please note: " passed by the shareholders' meeting" or " passed by the board of directors"):not applicable
3.Investment amount passed by the shareholders' meeting or board of directors for the newly increased investment:not applicable
4.Date approved by the Investment Commission for the newly increased investment:2003/01/22
5.Investment amount approved by the Investment Commission for the newly increased investment:3.815 million u.s dollars
6.Method for the newly increased investment:Through the invested industry in the third place of Mainland China area，indirect reinvest Tianjing President International Food CO,LTD.
7.Company name of the mainland investee company of the newly increased investment: Tianjing President International Food CO,LTD.
8.Paid-in capital of the above-stated mainland investee company: 12.45 million u.s dollars
9.Amount of the intended new capital increment:3.815 million u.s dollars
10.Principal business items of the mainland investee company:Manufacturing and selling of biscuit ；Manufacturing and selling of dessert
11.Net worth of the mainland investee company on the financial statement for the most recent fiscal year:16.43 million R.M.B dollars
12.Amount of profit/loss of the mainland investee company on the financial statement for the most recent fiscal year:-6.62 million R.M.B dollars
13.Actual investment amount and shareholding ratio in the mainland investee company up to the present:8.635 millionu.s dollars. shareholding ratio：100%
14.Total amount of investment (including the current investment) in the mainland area for which the Investment Commission has up to the present granted approval:355.38 million u.s dollars
15.Ratio of the total amount of investment (including the current investment) in the mainland area for which the Investment Commission has up to the present granted approval to the paid-in capital on the financial statement for the most recent period:35.77%
16.Ratio of the total amount of investment (including the current investment) in the mainland area for which the Investment Commission has up to the present granted approval to the total assets on the financial statement for the most recent period:17.26%
17.Ratio of the total amount of investment (including the current investment) in the mainland area for which the Investment Commission has up to the present granted approval to the shareholders' equity on the financial statement for the most recent period:30.57%
18.Total amount of actual investment in the mainland area up to the present: 339.63 million u.s dollars(This investment amount does not include the quota of our company investing in Mainland China)
19.Ratio of the total amount of actual investment in the mainland area up to the present to the paid-in capital on the financial statement for the most recent period:34.18%
20.Ratio of the total amount of actual investment in the mainland area up to the present to the total assets on the financial statement for the most recent period:16.5%
21.Ratio of the total amount of actual investment in the mainland area up to the present to the shareholders' equity on the financial statement for the most recent period:29.22%
22.Amount of recognized profits and losses on actual investment in the mainland area for the most recent three fiscal years:
(1999) NET LOSS 321,630 u.s dollars；(2000) NET INCOME23,899,734 u.s dollars ；(2001) NET INCOME 11,860,195 u.s dollars
23.Amount of profit remitted back to Taiwan on actual investment in the mainland area for the most recent three fiscal years:(2000)0；(2001)0；(2001)0
24.Any other matters that need to be specified:NONE




Historical Information

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Provided by: UNI-PRESIDENT ENTERPRISES CORP.

SEQ_NO	4	Date of announcement	2003/01/28	Time of announcement	17:32:59
Subject	Declaring PEC acquires TA CHONG GALLOP BOND FUND				
Date of events	2003/01/28	To which item it meets	article 2 paragraph 20		
Statement	1.Name of the security:TA CHONG GALLOP BOND FUND 2.Trading date:2003/01/28 3.Trading volume, unit price, and total monetary amount of the transaction: 29,240,621.1 units,NT$10.2597 per unit, toatal NT$300,000,000 4.Gain (or loss) on disposal (not applicable in cases of acquisition of securities):not applicable 5.Relationship with the underlying company of the trade:no relationship 6.Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of restriction of rights:48,757,386.1 units;amount is NT$ 500,000,000: and no restriction 7.Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder's equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement:to total assets ratio is 67.04%; shareholders ratio is 118.73% : operational capital is NT$ 2,394,556 thousands 8.Concrete purpose/objective of the acquisition or disposal: short-term investment 9.Opinions of directors expressing opposition to the current trade: none 10.Any other matters that need to be specified: none					





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SEQ_NO	5	Date of announcement	2003/01/28	Time of announcement	17:34:31
Subject	Declaring PEC acquires TA CHONG BOND FUND				
Date of events	2003/01/28	To which item it meets	article 2 paragraph 20		

Statement

1.Name of the security: TA CHONG BOND FUND
2.Trading date:2003/01/28
3.Trading volume, unit price, and total monetary amount of the transaction: 24,449,080.7 units,NT$12.2704 per unit, toatal NT$300,000,000
4.Gain (or loss) on disposal (not applicable in cases of acquisition of securities):not applicable
5.Relationship with the underlying company of the trade:no relationship
6.Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of restriction of rights:24,449,080.7 units;amount is NT$ 300,000,000: and no restriction
7.Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder's equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement:to total assets ratio is 67.46%; shareholders ratio is 119.48% ; operational capital is NT$ 2,394,556 thousands
8.Concrete purpose/objective of the acquisition or disposal: short-term investment
9.Opinions of directors expressing opposition to the current trade: none
10.Any other matters that need to be specified: none





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SEQ_NO	6	Date of announcement	2003/01/28	Time of announcement	17:36:18
Subject	Declaring PEC acquires HOME RUN BOND FUND				
Date of events	2003/01/28	To which item it meets	article 2 paragraph 20		

Statement

1.Name of the security: HOME RUN BOND FUND
2.Trading date:2003/01/28
3.Trading volume, unit price, and total monetary amount of the transaction: 37,808,898.7 units,NT$13.2244 per unit, toatal NT$500,000,000
4.Gain (or loss) on disposal (not applicable in cases of acquisition of securities):not applicable
5.Relationship with the underlying company of the trade:no relationship
6.Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of restriction of rights:37,808,898.7 units;amount is NT$ 500,000,000; and no restriction
7.Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder's equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement:to total assets ratio is 68.16%; shareholders ratio is 120.72% ; operational capital is NT$ 2,394,556 thousands
8.Concrete purpose/objective of the acquisition or disposal: short-term investment
9.Opinions of directors expressing opposition to the current trade: none
10.Any other matters that need to be specified: none





Historical Information

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SEQ_NO	7	Date of announcement	2003/01/28	Time of announcement	17:38:11
Subject	Declaring PEC acquires JAMES BOND FUND				
Date of events	2003/01/28	To which Item it meets	article 2 paragraph 20		
Statement	1.Name of the security:JAMES BOND FUND 2.Trading date:2003/01/28 3.Trading volume, unit price, and total monetary amount of the transaction: 34,321,565.6 units,NT$14.5681 per unit, toatal NT$500,000,000 4.Gain (or loss) on disposal (not applicable in cases of acquisition of securities):not applicable 5.Relationship with the underlying company of the trade:no relationship 6.Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of restriction of rights:51,501,098.6 units;amount is NT$ 750,000,000; and no restriction 7.Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder's equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement:to total assets ratio is 68.87%; shareholders ratio is 121.96% ; operational capital is NT$ 2,394,556 thousands 8.Concrete purpose/objective of the acquisition or disposal: short-term investment 9.Opinions of directors expressing opposition to the current trade: none 10.Any other matters that need to be specified: none				


TSEC



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SEQ_NO	1	Date of announcement	2003/01/30	Time of announcement	15:18:53
Subject	Declaring PEC disposes TA CHONG GALLOP BOND FUND				
Date of events	2003/01/30	To which item it meets	article 2 paragraph 20		
Statement	1.Name of the security:TA CHONG GALLOP BOND FUND 2.Trading date:2003/01/30 3.Trading volume, unit price, and total monetary amount of the transaction: 48,757,386.1 units,NT$10.2607 per unit, toatal NT$500,284,912 4.Gain (or loss) on disposal (not applicable in cases of acquisition of securities):not Gain NT$284,912 5.Relationship with the underlying company of the trade:no relationship 6.Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of restriction of rights:0 units;amount is NT$ 0; and no restriction 7.Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder's equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement:to total assets ratio is 68.16%; shareholders ratio is 120.72% ; operational capital is NT$ 2,394,556 thousands 8.Concrete purpose/objective of the acquisition or disposal: short-term investment 9.Opinions of directors expressing opposition to the current trade: none 10.Any other matters that need to be specified: none					





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SEQ_NO	2	Date of announcement	2003/01/30	Time of announcement	15:19:08
Subject	Declaring PEC disposes TA CHONG BOND FUND				
Date of events	2003/01/30	To which item it meets	article 2 paragraph 20		

Statement

1.Name of the security: TA CHONG BOND FUND
2.Trading date:2003/01/30
3.Trading volume, unit price, and total monetary amount of the transaction: 24,449,080.7 units,NT$12.2718 per unit, toatal NT$300,034,229
4.Gain (or loss) on disposal (not applicable in cases of acquisition of securities):Gain NT$34,229
5.Relationship with the underlying company of the trade:no relationship
6.Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of restriction of rights:0 units;amount is 0 ;
and no restriction
7.Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder's equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement:to total assets ratio is 67.74%;
shareholders ratio is 119.97% : operational capital is NT$ 2,394,556 thousands
8.Concrete purpose/objective of the acquisition or disposal:
short-term investment
9.Opinions of directors expressing opposition to the current trade: none
10.Any other matters that need to be specified: none




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SEQ_NO	3	Date of announcement	2003/01/30	Time of announcement	15:19:19
Subject	Declaring PEC disposes HOME RUN BOND FUND				
Date of events	2003/01/30	To which item it meets	article 2 paragraph 20		
Statement	1.Name of the security: HOME RUN BOND FUND 2.Trading date:2003/01/30 3.Trading volume, unit price, and total monetary amount of the transaction: 37,808,898.7 units,NT$13.2258 per unit, toatal NT$500,052,932 4.Gain (or loss) on disposal (not applicable in cases of acquisition of securities):Gain NT$52,932 5.Relationship with the underlying company of the trade:no relationship 6.Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of restriction of rights:0 units;amount is NT$ 0; and no restriction 7.Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder's equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement:to total assets ratio is 67.04%; shareholders ratio is 118.73% ; operational capital is NT$ 2,394,556 thousands 8.Concrete purpose/objective of the acquisition or disposal: short-term investment 9.Opinions of directors expressing opposition to the current trade: none 10.Any other matters that need to be specified: none					





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SEQ_NO	3	Date of announcement	2003/01/30	Time of announcement	15:19:19
Subject	Declaring PEC disposes HOME RUN BOND FUND				
Date of events	2003/01/30	To which item it meets	article 2 paragraph 20		
Statement	1.Name of the security: HOME RUN BOND FUND 2.Trading date:2003/01/30 3.Trading volume, unit price, and total monetary amount of the transaction: 37,808,898.7 units,NT$13.2258 per unit, toatal NT$500,052,932 4.Gain (or loss) on disposal (not applicable in cases of acquisition of securities):Gain NT$52,932 5.Relationship with the underlying company of the trade:no relationship 6.Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of restriction of rights:0 units;amount is NT$ 0; and no restriction 7.Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder's equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement:to total assets ratio is 67.04%; shareholders ratio is 118.73% ; operational capital is NT$ 2,394,556 thousands 8.Concrete purpose/objective of the acquisition or disposal: short-term investment 9.Opinions of directors expressing opposition to the current trade: none 10.Any other matters that need to be specified: none					





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SEQ_NO	4	Date of announcement	2003/01/30	Time of announcement	15:19:38
Subject	Declaring PEC disposes JAMES BOND FUND				
Date of events	2003/01/30	To which item it meets	article 2 paragraph 20		
Statement	1.Name of the security:JAMES BOND FUND 2.Trading date:2003/01/30 3.Trading volume, unit price, and total monetary amount of the transaction: 51,501,098.6 units,NT$14.5698 per unit, toatal NT$750,360,706 4.Gain (or loss) on disposal (not applicable in cases of acquisition of securities):Gain NT$360,706 5.Relationship with the underlying company of the trade:no relationship 6.Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of restriction of rights:0 units;amount is NT$0; and no restriction 7.Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder's equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement:to total assets ratio is 65.99%; shareholders ratio is 116.87% ; operational capital is NT$ 2,394,556 thousands 8.Concrete purpose/objective of the acquisition or disposal: short-term investment 9.Opinions of directors expressing opposition to the current trade: none 10.Any other matters that need to be specified: none					




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SEQ_NO	5	Date of announcement	2003/01/30	Time of announcement	15:19:58
Subject	Declaring subsidiary-"President International Development Corp." bought home run bond fund of PITC				
Date of events	2003/01/30	To which item it meets	article 2 paragraph 20		
Statement	1.Name of the security:home run bond fund of PITC 2.Trading date:2003/01/14~2003/01/30 3.Trading volume, unit price, and total monetary amount of the transaction: 8,970,723.7units,NT$13.2136~13.2258 per unit, toatal NT$118,600,000 4.Gain (or loss) on disposal (not applicable in cases of acquisition of securities):not applicable 5.Relationship with the underlying company of the trade:none 6.Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of restriction of rights:5,020,905.3 units;amount is NT$ 66,396,590; and no restriction 7.Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder's equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement:to total assets ratio is 89.06%; shareholders ratio is 135.97% ; operational capital is NT$-1,803,893 thousands 8.Concrete purpose/objective of the acquisition or disposal: short-term investment 9.Opinions of directors expressing opposition to the current trade:none 10.Any other matters that need to be specified: none					


TSEC



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Announcement Date	Time	Subject	
2003/02/06	17:20:07	Declaring subsidiary-"President International Development Corp." acquires FORMOSA CHEMICALS & FIBRE CORPORATION	More>>
2003/02/10	08:26:03	Declaring subsidiary-"President International Development Corp." disposals common stock of SUNPLUS TECHNOLOGY CO., LTD.	More>>
2003/02/10	14:05:42	Declaring the company name of the party for whom the endorsement and/or guarantee amount reaches NT$100 million or more as follows:	More>>
2003/02/14	14:41:45	Declaring the related information of our companp' s investment in mainland china	More>>
2003/02/17	14:21:17	Declaring subsidiary-"KAI YU Investment Co.,Ltd. " acquires Central Diamond bond fund	More>>
2003/02/19	17:40:10	Declaring subsidiary-"President International Development Corp." disposals common stock of TAIWAN CELLULAR CORPORATION	More>>
2003/02/19	17:52:10	Declaring subsidiary-"President International Development Corp." disposals common stock of UNIMICRON TECHNOLOGY CORP.	More>>
2003/02/21	14:25:55	PEC's board of directors resolve to reduce capital of treasury stock	More>>
2003/02/21	16:10:52	Declaring subsidiary-"President International Development Corp." bought home run bond fund of PITC	More>>
2003/02/26	16:30:35	Declaring subsidiary-"President International Development Corp." disposals home run bond fund of PITC	More>>
2003/02/27	16:47:14	Announcing subsidiary-"Cayman President Holdings Ltd." disposals Uni-President Vietnam Co.,Ltd and other five coporation	More>>
2003/02/27	16:47:54	Announcing subsidiary-"Cayman President Holdings Ltd." acquires common stock of Uni-President Asia Holing Ltd	More>>
2003/02/27	16:48:23	Announcing subsidiary-"Uni-President Asia Holing Ltd" acquires Uni-President Vietnam Co.,Ltd and other five coporation	More>>





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SEQ_NO	1	Date of announcement	2003/02/06	Time of announcement	17:20:07
Subject	Declaring subsidiary-"President International Development Corp." acquires FORMOSA CHEMICALS & FIBRE CORPORATION				
Date of events	2003/02/06	To which item it meets	article 2 paragraph 20		
Statement	1.Name of the security:FORMOSA CHEMICALS & FIBRE CORPORATION 2.Trading date:2002/12/06~2003/02/06 3.Trading volume, unit price, and total monetary amount of the transaction: 2,550,000units,NT$34.13~43.56 per unit, toatal NT$100,347,968 4.Gain (or loss) on disposal (not applicable in cases of acquisition of securities):not applicable 5.Relationship with the underlying company of the trade:not applicable 6.Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of restriction of rights:1,600,000units;amount is NT$ 63,585,109;shareholding percentage is 0.0384% and no restriction 7.Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder's equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement:to total assets ratio is 89.06%; to shareholders ratio is 135.97% ; operational capital is NT$ -1,803,893 thousands 8.Concrete purpose/objective of the acquisition or disposal: short-term investment 9.Opinions of directors expressing opposition to the current trade: none 10.Any other matters that need to be specified: none					


TSEC



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SEQ_NO	1	Date of announcement	2003/02/10	Time of announcement	08:26:03
Subject	Declaring subsidiary-"President International Development Corp." disposals common stock of SUNPLUS TECHNOLOGY CO., LTD.				
Date of events	2003/02/07	To which item it meets	article 2 paragraph 20		
Statement	1.Name of the security: common stock of SUNPLUS TECHNOLOGY CO.,LTD. 2.Trading date:2002/02/20~2003/02/07 3.Trading volume, unit price, and total monetary amount of the transaction: 1,305,000shares, NT$110.84~49.45 per share, toatal NT$102,148,878 4.Gain (or loss) on disposal (not applicable in cases of acquisition of securities): loss NT$10,981,530 5.Relationship with the underlying company of the trade:no relationship 6.Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of restriction of rights: 0 shares;amount is NT$0;shareholding percentage is 0% and no restriction 7.Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder's equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement:to total assets ratio is 89.06%; shareholders ratio is 135.97% ; operational capital is NT$ -1,803,893 thousands 8.Concrete purpose/objective of the acquisition or disposal: short-term investment 9.Opinions of directors expressing opposition to the current trade: Na 10.Any other matters that need to be specified: Na				





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SEQ_NO	2	Date of announcement	2003/02/10	Time of announcement	14:05:42
Subject	Declaring the company name of the party forwhom the endorsement and/or guarantee amount reachesNT$100 million or more as follows:				
Date of events	2003/02/10	To which item it meets	article 2 paragraph 22		

Statement

1.Date of occurrence of the event:2003/02/10
2.The company name of the party for whom the endorsement/guarantee was made and the endorsement and/or guarantee amount reaches NT$100 million or 5 percent or more of the net worth as stated in the endorsing company's latest financial report; its relationship with the Company; the ceiling on the endorsements and/or guarantees; the amount of and the reason for endorsement and/or guaranty as of the date of occurrence of the event:(1)company：Cayman President Holdings Ltd.：its relationship with the Company：A subsidiary of holding 100%：the ceiling on the endorsements and/or guarantees：20,139,107 NT thousands dallars：the amount of for endorsement and/or guaranty as of the date of occurrence of the event：13,857,511 NT thousands dallars：the reason：endorsement and/or guarantee for loan .
(2)company：Kai Yu Investment CO.,Ltd. ：its relationship with the Company：A subsidiary of holding 100% ：the ceiling on the endorsements and /or guarantees：16,111,285 NT thousands dallars：the amount of for endorsement and/or guaranty as of the date of occurrence of the event：1,493,000 NT thousands dallars：the reason：endorsement and/or guarantee for loan .
(3)company：Kai Yu Investment(BVI) CO.,Ltd. ：its relationship with the Company： A subsidiary of Kai Yu Investment CO.,Ltd holding 100% ：the ceiling on the endorsements and/or guarantees：3,500,000 NT thousands dallars：the amount of for endorsement and/or guaranty as of the date of occurrence of the event：2,185,566 NT thousands dallars：the reason：endorsement and/or guarantee for loan .
(4)company：Tone Sang Construction Corp.：its relationship with the Company：A subsidiary of holding 100% ：the ceiling on the endorsements and/or guarantees：1,300,000 NT thousands dallars：the amount of for endorsement and/or guaranty as of the date of occurrence of the event：670,000 NT thousands dallars：the reason：endorsement and/or guarantee for loan .
(5)company：Ztong Yee Industrial Co., Ltd.：its relationship with the Company：A subsidiary of holding 20%：the ceiling on the endorsements and /or guarantees：780,000 NT thousands dallars：the amount of for endorsement and/or guaranty as of the date of occurrence of the event：310,000 NT thousands dallars：the reason：endorsement and/or guarantee for loan .
(6)company：President Asia Enterprises Inc.：its relationship with the Company：Uni-president Corp. holding 50%,Cayman President Holdings Ltd. holding 0.02%,consolidated holding 50.02%：the ceiling on the endorsements and/or guarantees：1,050,000 NT thousands dallars：the amount of for endorsement and/or guaranty as of the date of occurrence of the event：604,050 NT thousands dallars：the reason：endorsement and/or guarantee for loan.
(7)company：President Pharmaceutical Corp.：its relationship with the Company：A subsidiary of holding 53.74% ：the ceiling on the endorsements and/or guarantees：400,000 NT thousands dallars：the amount of for endorsement and/or guaranty as of the date of occurrence of the event：210,000 NT thousands dallars：the reason：endorsement and/or guarantee for loan.
(8)company：Uni-President (Thailand) Co.,Ltd：its relationship with the Company： A subsidiary of cayman president holdings Ltd. holdings 100% ：the ceiling on the endorsements and/or guarantees：500,000 NT thousands dallars：the amount of for endorsement and/or guaranty as of the date of occurrence of the event：384,000 NT thousands dallars：the reason：endorsement and/or guarantee for loan.
(9)company：Uni-President (vietnam) Co.,Ltd：its relationship with the Company：A subsidiary of cayman president holdings Ltd. holdings 100%：the ceiling on the endorsements and/or guarantees：522,000 NT thousands dallars：the amount of for endorsement and/or guaranty as of the date of occurrence of the event：522,000 NT thousands dallars：the reason：endorsement and/or guarantee for loan.
(10)company：Uni-President (USA) Inc.：its relationship with the Company：A subsidiary of president international trade & investment Corp.holding 100%. ：the ceiling on the endorsements and/or guarantees：350,000 NT thousands dallars：the amount of for endorsement and/or guaranty as of the date of occurrence of the event：309,720 NT thousands dallars：the reason：endorsement and/or guarantee for loan.
(11)company：Century Quick Service Restaurant Corp.：its relationship with the Company： A subsidiary of Kai Yu Investment CO.,Ltd.holding 75% ：the ceiling on the endorsements and/or guarantees：300,000 NT thousands dallars ：the amount of for endorsement and/or guaranty as of the date of occurrence of the event：200,000 NT thousands dallars：the reason：endorsement and/or guarantee for loan.

(12)company：president International Development Corp.；its relationship with the Company：A subsidiary of holding 58.5%；the ceiling on the endorsements@ and/or guarantees：5,000,000 NT thousands dallars；the amount of for endorsement and/or guaranty as of the date of occurrence of the event：3,200,000 NT thousands dallars；the reason：endorsement and/or guarantee for loan.
(13)company：Uni-Splendor Corp.；its relationship with the Company： A subsidiary of president International Development Corp. holding 50%.
：the ceiling on the endorsements and/or guarantees：630,000 NT thousands dallars；the amount of for endorsement and/or guaranty as of the date of occurrence of the event：475,000 NT thousands dallars；the reason：endorsement and/or guarantee for loan.
(14)company：Uni-President Glass Industrial CO., Ltd.；its relationship with the Company：A subsidiary of holding 100% ；the ceiling on the endorsements and/or guarantees：200,000 NT thousands dallars；the amount of for endorsement and/or guaranty as of the date of occurrence of the event：200,000 NT thousands dallars；the reason：endorsement and/or guarantee for loan.
(15)company：president International investment(BVI) Co.,Ltd. Corp；its relationship with the Company：A subsidiary of president International Development Corp. holding 100%.： the ceiling on the endorsements and/or guarantees@：1,750,000 NT thousands dallars；the amount of for endorsement and/or guaranty as of the date of occurrence of the event：779,811 NT thousands dallars；the reason：endorsement and/or guarantee for loan.
3.Up to the date of occurrence of the event, the ratio of the amount of endorsement and/or guarantee to the company net worth as stated in the latest financial report of the company:63.82%
4.Any other matters that need to be specified:NA





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SEQ_NO	1	Date of announcement	2003/02/14	Time of announcement	14:41:45
Subject	Declaring the related information of ourcompanp' s investment in mainland china				
Date of events	2003/02/14	To which item it meets	article 2 paragraph 39		

Statement

1.Date of receipt of the Investment Commission approval letter:2003/02/14
2.Date of passage of the newly increased investment by the shareholders' meeting or board of directors (please note: " passed by the shareholders' meeting" or " passed by the board of directors"):not applicable
3.Investment amount passed by the shareholders' meeting or board of directors for the newly increased investment:not applicable
4.Date approved by the Investment Commission for the newly increased investment:2003/02/11
5.Investment amount approved by the Investment Commission for the newly increased investment:3.059 million u.s dollars
6.Method for the newly increased investment:Through the invested industry in the third place of Mainland China area、indirect reinvest Shanghai President International Food CO,LTD.
7.Company name of the mainland investee company of the newly increased investment: Shanghai President International Food CO,LTD.
8.Paid-in capital of the above-stated mainland investee company: 13 million u.s dollars
9.Amount of the intended new capital increment:3.059 million u.s dollars
10.Principal business items of the mainland investee company:Manufacturing and selling of biscuit ;Manufacturing and selling of dessert
11.Net worth of the mainland investee company on the financial statement for the most recent fiscal year:20.07 million R.M.B dollars
12.Amount of profit/loss of the mainland investee company on the financial statement for the most recent fiscal year:-6.87 million R.M.B dollars
13.Actual investment amount and shareholding ratio in the mainland investee company up to the present:9.941 millionu.s dollars. shareholding ratio：100%
14.Total amount of investment (including the current investment) in the mainland area for which the Investment Commission has up to the present granted approval:358.44 million u.s dollars
15.Ratio of the total amount of investment (including the current investment) in the mainland area for which the Investment Commission has up to the present granted approval to the paid-in capital on the financial statement for the most recent period:36.24%
16.Ratio of the total amount of investment (including the current investment) in the mainland area for which the Investment Commission has up to the present granted approval to the total assets on the financial statement for the most recent period:17.49%
17.Ratio of the total amount of investment (including the current investment) in the mainland area for which the Investment Commission has up to the present granted approval to the shareholders' equity on the financial statement for the most recent period:30.97%
18.Total amount of actual investment in the mainland area up to the present: 342.13 million u.s dollars
19.Ratio of the total amount of actual investment in the mainland area up to the present to the paid-in capital on the financial statement for the most recent period:34.58%
20.Ratio of the total amount of actual investment in the mainland area up to the present to the total assets on the financial statement for the most recent period:16.69%
21.Ratio of the total amount of actual investment in the mainland area up to the present to the shareholders' equity on the financial statement for the most recent period:29.56%
22.Amount of recognized profits and losses on actual investment in the mainland area for the most recent three fiscal years:
(1999) NET LOSS 321,630 u.s dollars；(2000) NET INCOME23,899,734 u.s dollars；(2001) NET INCOME 11,860,195 u.s dollars
23.Amount of profit remitted back to Taiwan on actual investment in the mainland area for the most recent three fiscal years:(2000)0；(2001)0：(2001)0
24.Any other matters that need to be specified:NONE




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SEQ_NO	1	Date of announcement	2003/02/17	Time of announcement	14:21:17
Subject	Declaring subsidiary-"KAI YU Investment Co.,Ltd. " acquires Central Diamond bond fund				
Date of events	2003/02/17	To which item it meets	article 2 paragraph 20		
Statement	1.Name of the security:Central Diamond bond fund 2.Trading date:2003/01/22~2003/02/17 3.Trading volume, unit price, and total monetary amount of the transaction: 9,693,322.7 units,NT$10.8101~10.8258 per unit, total NT$104,800,000 4.Gain (or loss) on disposal (not applicable in cases of acquisition of securities): not applicable 5.Relationship with the underlying company of the trade:none 6.Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of restriction of rights:9,693,322.7 units;amount is NT$104,800,000; and no restriction 7.Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder's equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement:to total assets ratio is 111.14%; shareholders ratio is 291.44% ; operational capital is NT$ -228,229 thousands 8.Concrete purpose/objective of the acquisition or disposal: short-term investment 9.Opinions of directors expressing opposition to the current trade: none 10.Any other matters that need to be specified: none				





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SEQ_NO	1	Date of announcement	2003/02/19	Time of announcement	17:40:10
Subject	Declaring subsidiary-"President International Development Corp." disposals common stock of TAIWAN CELLULAR CORPORATION				
Date of events	2003/02/19	To which item it meets	article 2 paragraph 20		
Statement	1.Name of the security: common stock of TAIWAN CELLULAR CORPORATION 2.Trading date:2002/02/26~2003/02/19 3.Trading volume, unit price, and total monetary amount of the transaction: 3,920,001shares, NT$43.71~26.11 per share, toatal NT$113,816,348 4.Gain (or loss) on disposal (not applicable in cases of acquisition of securities): loss NT$23,320,472 5.Relationship with the underlying company of the trade:no relationship 6.Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of restriction of rights: 3,822,673 shares;amount is NT$129,264,244;shareholding percentage is 0.0849% and no restriction 7.Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder's equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement:to total assets ratio is 87.52%; shareholders ratio is 133.63% ; operational capital is NT$ -1,803,893 thousands 8.Concrete purpose/objective of the acquisition or disposal: short-term investment 9.Opinions of directors expressing opposition to the current trade: Na 10.Any other matters that need to be specified: Na					





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SEQ_NO	2	Date of announcement	2003/02/19	Time of announcement	17:52:10
Subject	Declaring subsidiary-"President International Development Corp." disposals common stock of UNIMICRON TECHNOLOGY CORP.				
Date of events	2003/02/19	To which item it meets	article 2 paragraph 20		

Statement

1.Name of the security: common stock of UNIMICRON TECHNOLOGY CORP.
2.Trading date:2002/03/08~2003/02/19
3.Trading volume, unit price, and total monetary amount of the transaction: 4,556,000 shares, NT$44.15~16.78 per share, toatal NT$111,823,417
4.Gain (or loss) on disposal (not applicable in cases of acquisition of securities): loss NT$20,816,409
5.Relationship with the underlying company of the trade:no relation
6.Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of restriction of rights: 3,780,270 shares;amount is NT$106,179,444;shareholding percentage is 0.5328% and no restriction
7.Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder's equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement:to total assets ratio is 88.06%; shareholders ratio is 134.44% ; operational capital is NT$-1,803,893 thousands
8.Concrete purpose/objective of the acquisition or disposal: short-term investment
9.Opinions of directors expressing opposition to the current trade: Na
10.Any other matters that need to be specified: Na





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SEQ_NO	1	Date of announcement	2003/02/21	Time of announcement	14:25:55
Subject	PEC's board of directors resolve to reducecapital of treasury stock				
Date of events	2003/02/21	To which item it meets	article 2 paragraph 11		
Statement	1.Date of the board of directors resolution:2003/02/21 2.Reason for the capital reduction:annul capital of treasury stock(repurchase our company's stock) 3.Amount of the capital reduction:NT$178,590,000 4.Cancelled shares:17,859,000 shares 5.Capital reduction ratio:0.519% 6.Paid-in capital after the capital reduction:NT$34,243,868,000 7.Scheduled date of the shareholders' meeting:2003/06/27 8.Any other matters that need to be specified:Annulment date of treasury stock is 2003/03/12				





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SEQ_NO	2	Date of announcement	2003/02/21	Time of announcement	16:10:52
Subject	Declaring subsidiary-"President International Development Corp." bought home run bond fund of PITC				
Date of events	2003/02/21	To which item it meets	article 2 paragraph 20		
Statement	1.Name of the security:home run bond fund of PITC 2.Trading date:2003/02/12~2003/02/21 3.Trading volume, unit price, and total monetary amount of the transaction: 12,175,288.10 units,NT$13.2351~13.2412 per unit, toatal NT$161,200,000 4.Gain (or loss) on disposal (not applicable in cases of acquisition of securities):not applicable 5.Relationship with the underlying company of the trade:none 6.Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of restriction of rights:12,764,756.9units;amount is NT$ 168,996,197; and no restriction 7.Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder's equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement:to total assets ratio is 88.28%; shareholders ratio is 134.78% ; operational capital is NT$-1,803,893 thousands 8.Concrete purpose/objective of the acquisition or disposal: short-term investment 9.Opinions of directors expressing opposition to the current trade:none 10.Any other matters that need to be specified: none					


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SEQ_NO	1	Date of announcement	2003/02/26	Time of announcement	16:30:35
Subject	Declaring subsidiary-"President International Development Corp." disposals home run bond fund of PITC				
Date of events	2003/02/26	To which item it meets	article 2 paragraph 20		
Statement	1.Name of the security:home run bond fund of PITC 2.Trading date:2003/02/06~2003/02/26 3.Trading volume, unit price, and total monetary amount of the transaction: 12,042,085.4units,NT$13.2309~13.2446per unit, toatal NT$159,450,000 4.Gain (or loss) on disposal (not applicable in cases of acquisition of securities):gain NT99,986 5.Relationship with the underlying company of the trade:no relationship 6.Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of restriction of rights:6,660,512.8 units;amount is NT$ 88,196,576; and no restriction 7.Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder's equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement:to total assets ratio is 87.59%; shareholders ratio is 133.75% ; operational capital is NT$-1,803,893 thousands 8.Concrete purpose/objective of the acquisition or disposal: short-term investment 9.Opinions of directors expressing opposition to the current trade:none 10.Any other matters that need to be specified: none					





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SEQ_NO	1	Date of announcement	2003/02/27	Time of announcement	16:47:14
Subject	Announcing subsidiary-"Cayman President Holdings Ltd." disposals Uni-President Vietnam Co.,Ltd and other five coporation				
Date of events	2003/02/27	To which item it meets	article 2 paragraph 20		

Statement

1.Name and nature of the transacted asset (if the asset acquired or disposed is real property, the address and tract number shall be indicated; if it is preferred shares, the issuance terms such as rate of dividends shall be indicated):
(1)common shares of Uni-President Vietnam Co.,Ltd
(2)common shares of Uni-President Thailand Ltd.
(3)common shares of PT.ABC President Enterprises Indonesia
(4)common shares of RFM President Enterprises Corporation
(5)common shares of RFM President Land Corporation
(6)preferred shares of Uni-President Holdings Philippines Inc
the issuance terms:Preferred shares may be held by Filipinos and non-Filipinos while common shares may be held only bye Filipinos
2.Date of the occurrence of the event:2003/02/27
3.Transaction volume, unit price, total transaction price:
(1)Uni-President Vietnam Co.,Ltd total:USD$25,897,678;
(2)Uni-President Thailand Ltd. volume:86,999,993 shares
unit price:USD$0.0284 total:USD$2,474,700;
(3)PT.ABC President Enterprises Indonesia volume:6,524,898 shares
unit price:USD$1.168 total:USD$7,622,127;
(4)RFM President Enterprises Corporation volume:16,013,995 shares
unit price:USD$0.137 total:USD$2,189,870;
(5)RFM President Land Corporation volume:39,998 shares
unit price:USD$0.056 total:USD$2,238;
(6)Uni-President Holdings Philippines Inc volume:198 shares
unit price:USD$75.338 total:USD$14,917
4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed):Counterparty to the trade is Uni-President Asia Holing Ltd;
Relationsiip:100% Subsidiary accounted by equity method
5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition:
The reason fo chossing the related party:Investment management
the previous owner of PT.ABC President Enterprises Indonesia:Kingstar Australia Pty.Ltd,relationship with copmany:na,price of transfer:
USD$2.4998 per shares, the date of acquisition:2001/04/12;and other five company have no previous owner
6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person's relationship to the company at those times:
not applicable
7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets):profit is 0
8.Terms of delivery or payment (including payment period and monetary amount):
Cayman President Holdings Ltd. use this total transation to invest Uni-President Asia Holing Ltd.
9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department:
The reference basis for the decision:book value;
the decision-making department:board of directors
10.Name of the professional appraisal institution and its appraisal findings, or the net worth per share of the underlying company on the CPA-audited or CPA-reviewed duly prepared financial statements for the most recent period. If appraisal reports cannot be acquired in time, the reason for not being able to obtain such report shall be indicated. If any situation set forth in Items 1 or 2 of Point VI of the Guidelines for Acquisition and Disposal of Assets by Public Companies exist, the cause of the difference and the opinion of the auditing CPA shall also be publicly announced:not applicable
11.Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of restriction of rights (not applicable of the transacted assets are not securities):0 shares ; amount is 0; Shareholding percentage is 0% and no restriction
12.Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder's equity as shown in the

most recent financial statement and the operational capital as shown in the most recent financial statement:to total assets ratio is 99.26%:to shareholders equity ratio is 3,095.89%; operational capital is USD$(221,503) thousands
13.If there is broker, and the broker is an actual related party, the identity of the broker and the broker's fee to be paid:not applicable
14.Concrete purpose or use of the acquisition or disposition:
Investment management
15.Opinions of directors expressing opposition to the trade:NA
16.Any other matters that need to be specified:NA




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SEQ_NO	2	Date of announcement	2003/02/27	Time of announcement	16:47:54
Subject	Announcing subsidiary-"Cayman President Holdings Ltd." acquires common stock of Uni-President Asia Holing Ltd				
Date of events	2003/02/20	To which item it meets	article 2 paragraph 20		

Statement

1.Name and nature of the transacted asset (if the asset acquired or disposed is real property, the address and tract number shall be indicated; if it is preferred shares, the issuance terms such as rate of dividends shall be indicated):common stock of Uni-President Asia Holing Ltd
2.Date of the occurrence of the event:2003/02/20
3.Transaction volume, unit price, total transaction price:
volume:38,201,530 shares unit price:USD$1 total:USD$38,201,530
4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed):not applicable
5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition:not applicable
6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person's relationship to the company at those times:
not applicable
7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets):not applicable
8.Terms of delivery or payment (including payment period and monetary amount):
Cayman President Holdings Ltd. disposals six corporation and use this total transation to invest Uni-President Asia Holing Ltd.
9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department:
The reference basis for the decision:par value;
the decision-making department:board of directors
10.Name of the professional appraisal institution and its appraisal findings, or the net worth per share of the underlying company on the CPA-audited or CPA-reviewed duly prepared financial statements for the most recent period. If appraisal reports cannot be acquired in time, the reason for not being able to obtain such report shall be indicated. If any situation set forth in Items 1 or 2 of Point VI of the Guidelines for Acquisition and Disposal of Assets by Public Companies exist, the cause of the difference and the opinion of the auditing CPA shall also be publicly announced:not applicable
11.Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of restriction of rights (not applicable of the transacted assets are not securities):38,201,530 shares ; amount is USD$38,201.520;
Shareholding percentage is 100% and no restriction
12.Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder's equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement:to total assets ratio is 107.82%;to shareholders equity ratio is 3,363.02%;operational capital is USD$(221,503) thousands
13.If there is broker, and the broker is an actual related party, the identity of the broker and the broker's fee to be paid:not applicable
14.Concrete purpose or use of the acquisition or disposition:
Investment management
15.Opinions of directors expressing opposition to the trade:NA
16.Any other matters that need to be specified:NA





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Provided by: UNI-PRESIDENT ENTERPRISES CORP.

SEQ_NO	3	Date of announcement	2003/02/27	Time of announcement	16:48:23
Subject	Announcing subsidiary-"Uni-President Asia Holing Ltd" acquires Uni-President Vietnam Co.,Ltd and other five coporation				
Date of events	2003/02/27	To which item it meets	article 2 paragraph 20		

Statement

1.Name and nature of the transacted asset (if the asset acquired or disposed is real property, the address and tract number shall be indicated; if it is preferred shares, the issuance terms such as rate of dividends shall be indicated):
(1)common shares of Uni-President Vietnam Co.,Ltd
(2)common shares of Uni-President Thailand Ltd.
(3)common shares of PT.ABC President Enterprises Indonesia
(4)common shares of RFM President Enterprises Corporation
(5)common shares of RFM President Land Corporation
(6)preferred shares of Uni-President Holdings Philippines Inc
the issuance terms:Preferred shares may be held by Filipinos and non-Filipinos while common shares may be held only byc Filipinos
2.Date of the occurrence of the event:2003/02/27
3.Transaction volume, unit price, total transaction price:
(1)Uni-President Vietnam Co.,Ltd total:USD$25,897,678;
(2)Uni-President Thailand Ltd. volume:86,999,993 shares
unit price:USD$0.0284 total:USD$2,474,700;
(3)PT.ABC President Enterprises Indonesia volume:6,524,898 shares
unit price:USD$1.168 total:USD$7,622,127;
(4)RFM President Enterprises Corporation volume:16,013,995 shares
unit price:USD$0.137 total:USD$2,189,870;
(5)RFM President Land Corporation volume:39,998 shares
unit price:USD$0.056 total:USD$2,238;
(6)Uni-President Holdings Philippines Inc volume:198 shares
unit price:USD$75.338 total:USD$14,917
4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed):Counterparty to the trade is Cayman President Holdings Ltd.;
Relationsiip:Uni-President Asia Holing Ltd is a 100% Subsidiary of Cayman President Holdings Ltd
5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition:
The reason fo chossing the related party:Investment management
the previous owner of PT.ABC President Enterprises Indonesia:Kingstar Australia Pty.Ltd,relationship with copmany:na,price of transfer:
USD$2.4998 per shares,the date of acquisition:2001/04/12;and other five company have no previous owner
6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person's relationship to the company at those times:
not applicable
7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets):not applicable
8.Terms of delivery or payment (including payment period and monetary amount):
Cayman President Holdings Ltd. use this total transation to invest Uni-President Asia Holing Ltd.
9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department:
The reference basis for the decision:book value;
the decision-making department:board of directors
10.Name of the professional appraisal institution and its appraisal findings, or the net worth per share of the underlying company on the CPA-audited or CPA-reviewed duly prepared financial statements for the most recent period. If appraisal reports cannot be acquired in time, the reason for not being able to obtain such report shall be indicated. If any situation set forth in Items 1 or 2 of Point VI of the Guidelines for Acquisition and Disposal of Assets by Public Companies exist, the cause of the difference and the opinion of the auditing CPA shall also be publicly announced:not applicable
11.Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of restriction of rights (not applicable of the transacted assets are not securities):
(1)Uni-President Vietnam Co.,Ltd amount：USD$25,897,678，shareholding percentage 100%；

(2)Uni-President Thailand Ltd. volume：86,999,993 shares，amount：
USD$2,474,700 ，shareholding percentage 99.99%：
(3)PT.ABC President Enterprises Indonesia volume：6,524,898 shares，
amount：USD$7,622,127，shareholding percentage 47.41%：
(4)RFM President Enterprises Corporation volume：16,013,995 shares,
amount：USD$2,189,870，shareholding percentage 1.00%：
(5)RFM President Land Corporation volume：39,998 shares，
amount：USD$2,238，shareholding percentage 40.00%：
(6)Uni-President Holdings Philippines Inc volume：198 shares，amount：
USD$14,917 ，shareholding percentage 40.00%；no restriction
12.Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder's equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement:new corporate and there is no financial statement
13.If there is broker, and the broker is an actual related party, the identity of the broker and the broker's fee to be paid:not applicable
14.Concrete purpose or use of the acquisition or disposition:
Investment management
15.Opinions of directors expressing opposition to the trade:NA
16.Any other matters that need to be specified:NA




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Provided by: UNI-PRESIDENT ENTERPRISES CORP.

Announcement Date	Time	Subject	
2003/03/03	17:55:56	Declaring the board of directors resolves for repurchase of PEC's own shares	More>>
2003/03/10	09:52:00	Declaring the company name of the party for whom the endorsement and/or guarantee amount reaches NT$100 million or more as follows：	More>>
2003/03/20	12:01:28	Announcing there is no significant influence on finance and business under the war of U.S. and Iraq	More>>
2003/03/20	12:01:48	Declaring PEC acquires common stock of Tung Hong Development Co.,Ltd	More>>
2003/03/21	15:22:11	Announcing there is no significant influence on finance and business under the war of U.S. and Iraq	More>>
2003/03/21	15:58:59	Declaring subsidiary-"President International Development Corp." disposals home run bond fund of PITC	More>>
2003/03/21	15:59:11	Declaring subsidiary-"President International Development Corp." disposals common stock of FORMOSA CHEMICALS & FIBRE CORPORATION	More>>
2003/03/24	15:54:58	Announcing there is no significant influence on finance and business under the war of U.S. and Iraq	More>>
2003/03/25	14:11:53	Announcing there is no significant influence on finance and business under the war of U.S. and Iraq	More>>
2003/03/26	14:28:29	Announcing there is no significant influence on finance and business under the war of U.S. and Iraq	More>>
2003/03/27	14:06:33	Announcing there is no significant influence on finance and business under the war of U.S. and Iraq	More>>
2003/03/28	14:21:40	Announcing there is no significant influence on finance and business under the war of U.S. and Iraq	More>>
2003/03/28	16:40:26	Declaring subsidiary-"President International Development Corp." acquires home run bond fund of PITC	More>>
2003/03/31	14:12:49	Announcing there is no significant influence on finance and business under the war of U.S. and Iraq	More>>
2003/03/31	15:25:49	Resolution by Board of directors of subsidiary "President International Development Corp." to part with the 「BOT in Taipei City transit」	More>>





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SEQ_NO	1	Date of announcement	2003/03/03	Time of announcement	17:55:56
Subject	Declaring the board of directors resolves forrepurchase of PEC's own shares				
Date of events	2003/03/03	To which item it meets	article 2 paragraph 35		

Statement

1.Date of the board of directors resolution:2003/03/03
2.Purpose of the share repurchase:Maintain PEC's honor and stockholders' equity
3.Type of shares to be repurchased:common stock
4.Ceiling on total monetary amount of the share repurchase:NT$5,231,552,000
5.Scheduled period for the repurchase:2003/03/04~2003/05/03
6.Number of shares to be repurchased:200,000,000 shares
7.Repurchase price range:between NT$11.0 to 8.12 per shares，if the market price is lower then NT$8.12 per shares during the scheduled period,we will coutinually purchase PEC's own shares
8.Method for the repurchase:Repurchase from open stock market
9.Ratio of the shares to be repurchased to total issued shares of the Company: 5.81%
10.Number and monetary amount of the Company's own shares held at the time or reporting:17,859,000 shares ,NT$177,521,200
11.Status of repurchases within three years prior to the time of reporting: 2001/10/23~2001/12/22 repurchased 5,671,000 shares; 2002/09/10~2002/11/09 repurchased 17,859,000 shares
12.Status of repurchases that have been reported but not yet completed: None
13.Minutes of the board of directors meeting that resolved for the share repurchase:2003/03/03,to Maintain PEC's honor and stockholders equity, the board of directors meeting that resolved for the share repurchase by precript
14.The rules for transfer of shares set forth in Article 10 of the Guidelines for Repurchase of Shares by Listed and OTC Companies:not applicable
15.The rules for conversion or subscription of shares set forth in Article 11 of the Guidelines for Repurchase of Shares by Listed and OTC Companies: not applicable
16.Declaration that the financial state of the Company has been considered by the board of directors and that its capital maintenance will not be affected: The financial state of PEC has been considered by the board of directors and that its capital maintenance will not be affected
17.Appraisal by a CPA or securities underwriter of the reasonableness of the share repurchase price:The resolution of repurchase of PEC's own shares at the price range,has no significant infulence on financial construction ,net worth per share,earnings per share,return on stockholders' equity, current ratio,quick ratio and cash flow state.And it is reasonable that repurchase price range is between NT$11.0 and NT$8.12
18.Other particular specified by the Securities and Futures Commission:None





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SEQ_NO	1	Date of announcement	2003/03/10	Time of announcement	09:52:00
Subject	Declaring the company name of the party forwhom the endorsement and/or guarantee amount reachesNT$100 million or more as follows :				
Date of events	2003/03/10	To which item it meets	article 2 paragraph 22		

Statement

1.Date of occurrence of the event:2003/03/10
2.The company name of the party for whom the endorsement/guarantee was made and the endorsement and/or guarantee amount reaches NT$100 million or 5 percent or more of the net worth as stated in the endorsing company's latest financial report; its relationship with the Company; the ceiling on the endorsements and/or guarantees; the amount of and the reason for endorsement and/or guaranty as of the date of occurrence of the event:(1)company : Cayman President Holdings Ltd. ; its relationship with the Company : A subsidiary of holding 100% ; the ceiling on the endorsements and/or guarantees : 20,139,107 NT thousands dallars ; the amount of for endorsement and/or guaranty as of the date of occurrence of the event : 13,937,839 NT thousands dallars ; the reason : endorsement and/or guarantee for loan .
(2)company : Kai Yu Investment CO.,Ltd. : its relationship with the Company : A subsidiary of holding 100% ; the ceiling on the endorsements and /or guarantees : 16,111,285 NT thousands dallars : the amount of for endorsement and/or guaranty as of the date of occurrence of the event : 1,493,000 NT thousands dallars : the reason : endorsement and/or guarantee for loan .
(3)company : Kai Yu Investment(BVI) CO.,Ltd. : its relationship with the Company : A subsidiary of Kai Yu Investment CO.,Ltd holding 100% ; the ceiling on the endorsements and/or guarantees : 3,500,000 NT thousands dallars : the amount of for endorsement and/or guaranty as of the date of occurrence of the event : 2,197,823 NT thousands dallars : the reason : endorsement and/or guarantee for loan .
(4)company : Tone Sang Construction Corp. ; its relationship with the Company : A subsidiary of holding 100% ; the ceiling on the endorsements and/or guarantees : 1,300,000 NT thousands dallars ; the amount of for endorsement and/or guaranty as of the date of occurrence of the event : 670,000 NT thousands dallars : the reason : endorsement and/or guarantee for loan .
(5)company : Ztong Yee Industrial Co., Ltd. ; its relationship with the Company : A subsidiary of holding 20% ; the ceiling on the endorsements and /or guarantees : 780,000 NT thousands dallars : the amount of for endorsement and/or guaranty as of the date of occurrence of the event : 310,000 NT thousands dallars ; the reason : endorsement and/or guarantee for loan .
(6)company : President Asia Enterprises Inc. ; its relationship with the Company : Uni-president Corp. holding 50%,Cayman President Holdings Ltd. holding 0.02%,consolidated holding 50.02% ; the ceiling on the endorsements and/or guarantees : 1,050,000 NT thousands dallars : the amount of for endorsement and/or guaranty as of the date of occurrence of the event : 605,850 NT thousands dallars ; the reason : endorsement and/or guarantee for loan.
(7)company : President Pharmaceutical Corp. ; its relationship with the Company : A subsidiary of holding 53.74% ; the ceiling on the endorsements and/or guarantees : 400,000 NT thousands dallars : the amount of for endorsement and/or guaranty as of the date of occurrence of the event : 210,000 NT thousands dallars ; the reason : endorsement and/or guarantee for loan.
(8)company : Uni-President (Thailand) Co.,Ltd ; its relationship with the Company : A subsidiary of cayman president holdings Ltd. holdings 100% ; the ceiling on the endorsements and/or guarantees : 500,000 NT thousands dallars ; the amount of for endorsement and/or guaranty as of the date of occurrence of the event : 440,000 NT thousands dallars ; the reason : endorsement and/or guarantee for loan.
(9)company : Uni-President (vietnam) Co.,Ltd ; its relationship with the Company : A subsidiary of cayman president holdings Ltd. holdings 100% ; the ceiling on the endorsements and/or guarantees : 522,000 NT thousands dallars ; the amount of for endorsement and/or guaranty as of the date of occurrence of the event : 522,000 NT thousands dallars : the reason : endorsement and/or guarantee for loan.
(10)company : Uni-President (USA) Inc. ; its relationship with the Company : A subsidiary of president international trade & investment Corp.holding 100%. ; the ceiling on the endorsements and/or guarantees : 350,000 NT thousands dallars ; the amount of for endorsement and/or guaranty as of the date of occurrence of the event : 309,720 NT thousands dallars ; the reason : endorsement and/or guarantee for loan.
(11)company : Century Quick Service Restaurant Corp. ; its relationship with the Company : A subsidiary of Kai Yu Investment CO.,Ltd.holding 75% ; the ceiling on the endorsements and/or guarantees : 300,000 NT thousands dallars ; the amount of for endorsement and/or guaranty as of the date of occurrence of the event : 200,000 NT thousands dallars ; the reason : endorsement and/or guarantee for loan.


TSEC



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SEQ_NO	1	Date of announcement	2003/03/20	Time of announcement	12:01:28
Subject	Announcing there is no significant influenceon finance and business under the war of U.S. and Iraq				
Date of events	2003/03/20	To which item it meets	article 2 paragraph 47		
Statement	1.Date of occurrence of the event:2003/03/20 2.Cause of occurrence:PEC has no factory and sales behavior in the war area, so there is no significant influence on finance and business under the war of U.S. and Iraq 3.Countermeasures:not applicable 4.Any other matters that need to be specified:NA				





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SEQ_NO	2	Date of announcement	2003/03/20	Time of announcement	12:01:48
Subject	Declaring PEC acquires common stock ofTung Hong Development Co.,Ltd				
Date of events	2003/03/20	To which item it meets	article 2 paragraph 20		

Statement

1.Name and nature of the transacted asset (if the asset acquired or disposed is real property, the address and tract number shall be indicated; if it is preferred shares, the issuance terms such as rate of dividends shall be indicated):Tung Hong Development Co.,Ltd
2.Date of the occurrence of the event:2003/03/20
3.Transaction volume, unit price, total transaction price:42,257,249 shares NT$5 per share, total NT$211,286,245
4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed):Cash Injection
5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition:not applicable
6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person's relationship to the company at those times:
not applicable
7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets):not applicable
8.Terms of delivery or payment (including payment period and monetary amount):
all paid through telegraphic transfer on 2003/03/20
9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department:
The reference basis for the decision:underwrited price of cash injection;
the decision-making department:board of directors
10.Name of the professional appraisal institution and its appraisal findings, or the net worth per share of the underlying company on the CPA-audited or CPA-reviewed duly prepared financial statements for the most recent period. If appraisal reports cannot be acquired in time, the reason for not being able to obtain such report shall be indicated. If any situation set forth in Items 1 or 2 of Point VI of the Guidelines for Acquisition and Disposal of Assets by Public Companies exist, the cause of the difference and the opinion of the auditing CPA shall also be publicly announced:not applicable
11.Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of restriction of rights (not applicable of the transacted assets are not securities):78,785,275 shares ; amount is NT$306,366,144; Shareholding percentage is 50.31% and no restriction
12.Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder's equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement:to total assets ratio is 66.29%; shareholders equity ratio is 117.40%; operational capital is NT$2,394,556 thousands
13.If there is broker, and the broker is an actual related party, the identity of the broker and the broker's fee to be paid:not applicable
14.Concrete purpose or use of the acquisition or disposition:
Long-term Investment
15.Opinions of directors expressing opposition to the trade:NA
16.Any other matters that need to be specified:NA





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SEQ_NO	1	Date of announcement	2003/03/21	Time of announcement	15:22:11
Subject	Announcing there is no significant influenceon finance and business under the war of U.S. and Iraq				
Date of events	2003/03/21	To which item it meets	article 2 paragraph 47		
Statement	1.Date of occurrence of the event:2003/03/21 2.Cause of occurrence:PEC has no factory and sales behavior in the war area, so there is no significant influence on finance and business under the war of U.S. and Iraq 3.Countermeasures:not applicable 4.Any other matters that need to be specified:NA				




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SEQ_NO	2	Date of announcement	2003/03/21	Time of announcement	15:58:59
Subject	Declaring subsidiary-"President International Development Corp." disposals home run bond fund of PITC				
Date of events	2003/03/21	To which item it meets	article 2 paragraph 20		
Statement	1.Name of the security:home run bond fund of PITC 2.Trading date:2003/02/27~2003/03/21 3.Trading volume, unit price, and total monetary amount of the transaction: 8,501,238.4units,NT$13.2453~13.2605per unit, toatal NT$112,650,000 4.Gain (or loss) on disposal (not applicable in cases of acquisition of securities):gain NT57,145 5.Relationship with the underlying company of the trade:not applicable 6.Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of restriction of rights:1,229,689 units;amount is NT$ 16,303,721; and no restriction 7.Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder's equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement:to total assets ratio is 87.06%; shareholders ratio is 132.92% ; operational capital is NT$-1,803,893 thousands 8.Concrete purpose/objective of the acquisition or disposal: short-term investment 9.Opinions of directors expressing opposition to the current trade:NA 10.Any other matters that need to be specified:NA					





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SEQ_NO	3	Date of announcement	2003/03/21	Time of announcement	15:59:11
Subject	Declaring subsidiary-"President International Development Corp." disposals common stock of FORMOSA CHEMICALS & FIBRE CORPORATION				
Date of events	2003/03/21	To which item it meets	article 2 paragraph 20		
Statement	1.Name of the security: common stock of FORMOSA CHEMICALS & FIBRE CORPORATION 2.Trading date:2003/01/14~2003/03/21 3.Trading volume, unit price, and total monetary amount of the transaction: 2,750,000 shares, NT$34.85~42.10 per share, toatal NT$101,257,420 4.Gain (or loss) on disposal (not applicable in cases of acquisition of securities): loss NT$4,692,448 5.Relationship with the underlying company of the trade:not applicable 6.Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of restriction of rights: 1,250,000 shares;amount is NT$ 46,232,376;shareholding percentage is 0.0299% and no restriction 7.Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder's equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement:to total assets ratio is 86.58%; shareholders ratio is 132.91% ; operational capital is NT$ -1,803,893 thousands 8.Concrete purpose/objective of the acquisition or disposal: short-term investment 9.Opinions of directors expressing opposition to the current trade: Na 10.Any other matters that need to be specified: Na				


TSEC



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SEQ_NO	1	Date of announcement	2003/03/24	Time of announcement	15:54:58
Subject	Announcing there is no significant influenceon finance and business under the war of U.S. and Iraq				
Date of events	2003/03/24	To which item it meets	article 2 paragraph 47		
Statement	1.Date of occurrence of the event:2003/03/24 2.Cause of occurrence:PEC has no factory and sales behavior in the war area, so there is no significant influence on finance and business under the war of U.S. and Iraq 3.Countermeasures:not applicable 4.Any other matters that need to be specified:NA				





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SEQ_NO	1	Date of announcement	2003/03/25	Time of announcement	14:11:53
Subject	Announcing there is no significant influenceon finance and business under the war of U.S. and Iraq				
Date of events	2003/03/25	To which item it meets	article 2 paragraph 47		
Statement	1.Date of occurrence of the event:2003/03/25 2.Cause of occurrence:PEC has no factory and sales behavior in the war area, so there is no significant influence on finance and business under the war of U.S. and Iraq 3.Countermeasures:not applicable 4.Any other matters that need to be specified:NA				




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SEQ_NO	2	Date of announcement	2003/03/26	Time of announcement	14:28:29
Subject	Announcing there is no significant influenceon finance and business under the war of U.S. and Iraq				
Date of events	2003/03/26	To which item it meets	article 2 paragraph 47		
Statement	1.Date of occurrence of the event:2003/03/26 2.Cause of occurrence:PEC has no factory and sales behavior in the war area, so there is no significant influence on finance and business under the war of U.S. and Iraq 3.Countermeasures:not applicable 4.Any other matters that need to be specified:NA				




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SEQ_NO	1	Date of announcement	2003/03/27	Time of announcement	14:06:33
Subject	Announcing there is no significant influenceon finance and business under the war of U.S. and Iraq				
Date of events	2003/03/27	To which item it meets	article 2 paragraph 47		
Statement	1.Date of occurrence of the event:2003/03/27 2.Cause of occurrence:PEC has no factory and sales behavior in the war erea, so there is no significant influence on finance and business under the war of U.S. and Iraq 3.Countermeasures:not applicable 4.Any other matters that need to be specified:NA				




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SEQ_NO	1	Date of announcement	2003/03/28	Time of announcement	14:21:40
Subject	Announcing there is no significant influenceon finance and business under the war of U.S. and Iraq				
Date of events	2003/03/28	To which item it meets	article 2 paragraph 47		
Statement	1.Date of occurrence of the event:2003/03/28 2.Cause of occurrence:PEC has no factory and sales behavior in the war area, so there is no significant influence on finance and business under the war of U.S. and Iraq 3.Countermeasures:not applicable 4.Any other matters that need to be specified:NA				





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SEQ_NO	2	Date of announcement	2003/03/28	Time of announcement	16:40:26
Subject	Declaring subsidiary-"President International Development Corp." acquires home run bond fund of PITC				
Date of events	2003/03/28	To which item it meets	article 2 paragraph 20		
Statement	1.Name of the security:home run bond fund of PITC 2.Trading date:2003/02/24~2003/03/28 3.Trading volume, unit price, and total monetary amount of the transaction: 22,107,594.2units,NT$13.2432~13.2654 per unit, toatal NT$293,200,000 4.Gain (or loss) on disposal (not applicable in cases of acquisition of securities):not applicable 5.Relationship with the underlying company of the trade:none 6.Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of restriction of rights:16,849,275.6units:amount is NT$ 223,512,381; and no restriction 7.Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder's equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement:to total assets ratio is 87.96%; shareholders ratio is 134.29% ; operational capital is NT$-1,803,893 thousands 8.Concrete purpose/objective of the acquisition or disposal: short-term investment 9.Opinions of directors expressing opposition to the current trade:none 10.Any other matters that need to be specified: none					




Historical Information

Historical Information

Provided by: UNI-PRESIDENT ENTERPRISES CORP.

SEQ_NO	1	Date of announcement	2003/03/31	Time of announcement	14:12:49
Subject	Announcing there is no significant influenceon finance and business under the war of U.S. and Iraq				
Date of events	2003/03/31	To which item it meets	article 2 paragraph 47		
Statement	1.Date of occurrence of the event:2003/03/31 2.Cause of occurrence:PEC has no factory and sales behavior in the war area, so there is no significant influence on finance and business under the war of U.S. and Iraq 3.Countermeasures:not applicable 4.Any other matters that need to be specified:NA				


TSEC



Historical Information

Historical Information

Provided by: UNI -PRESIDENT ENTERPRISES CORP.

SEQ_NO	2	Date of announcement	2003/03/31	Time of announcement	15:25:49
Subject	Resolution by Board of directors of subsidiary "President International Development Corp." to part with the 「BOT in Taipei City transit」				
Date of events	2003/03/31	To which item it meets	article 2 paragraph 15		
Statement	1.Date of the directors or shareholders' meeting:2003/03/31 2.Content of the investment plan:to part with the 「BOT in Taipei City transit」.PIEC will set up a franchise company with PCSC、PEC and PHD.And the expected capital of franchise company is NT$4 billions 3.Anticipated date of execution of the investment:invest according to the demand of capital 4.Source of funds:loan of bank 5.Concrete purpose/objective:to part with the 「BOT in Taipei City transit」 6.Any other matters that need to be specified:PIDC expect to invest 15% of the franchise company				